Exhibit 99.2

ENDEAVOUR SILVER CORP.

as the Parent

and

KOLPA CANADA LTD.

as the Purchaser

and

THE PERSONS IDENTIFIED AS “VENDORS”

ON THE SIGNATURE PAGES HERETO

as the Vendors

SHARE PURCHASE AGREEMENT

April 1, 2025

THIS FORM OF AGREEMENT IS NOT INTENDED TO CREATE, NOR WILL IT CREATE OR BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE, UNLESS AND UNTIL AGREED TO AND EXECUTED BY ALL OF THE PARTIES HERETO.

TABLE OF CONTENTS

( i )

( ii )

ADDENDA

Exhibit A [Redacted - Commercially Sensitive Information - Purchased Sales, Pro Rata Portion and Purchase Price Allocation]

Exhibit B [Redacted - Commercially Sensitive Information - Required Consents]

Exhibit C [Redacted - Commercially Sensitive Information - Form of Escrow Agreement]

Exhibit D [Redacted - Commercially Sensitive Information - Concessions]

Exhibit E [Redacted - Commercially Sensitive Information - Calculations for Contingent Consideration]

Exhibit F [Redacted - Commercially Sensitive Information - Independent Qualified Persons]

Exhibit G [Redacted - Commercially Sensitive Information - Concessions]

Exhibit H [Redacted - Commercially Sensitive Information - Concessions]

Exhibit I [Redacted - Commercially Sensitive Information - Determination and Payment of Income Tax]

Exhibit J [Redacted - Commercially Sensitive Information - Specific Indemnity]

( iii )

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated as of April 1, 2025 by and among ENDEAVOUR SILVER CORP. (the “Parent”), KOLPA CANADA LTD. (the “Purchaser”) and the Persons identified as “Vendors” on the signature pages hereto (collectively, the “Vendors”).

WHEREAS, each Vendor owns, and will own immediately prior to Closing, the number and type of shares in the capital of COMPAÑÍA MINERA KOLPA S.A. (the “Corporation”), set out opposite the name of such Vendor on Exhibit A hereto, collectively representing 100% of the issued and outstanding shares of the Corporation (the “Purchased Shares”);

AND, WHEREAS, the Purchaser wishes to purchase from the Vendors, and the Vendors wish to sell, assign and transfer to the Purchaser, on the Closing Date, all of the Purchased Shares on and subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“2024 Reserve and Resource Update” means the October 2024 mineral reserves and resources update set forth in Section 1.1 of the Disclosure Letter.

“Access Right” means any and all property rights, easements, rights-of-way, surface rights, permits, licenses, Authorizations, Contract rights, rights of use, possession rights, and other rights (including those acquired or held by custom or by prescription) necessary for or related to ingress, egress, the construction, maintenance, or operation of roads, utilities, pipelines, power facilities, communication facilities, transportation routes, and any other associated or ancillary facilities, improvements, or infrastructures, whether such rights exist now or may be required in the future, and regardless of whether they arise under or relate to any Leased Real Property, Owned Real Property, Material Contract, Owned Mining Concessions, Leased Mining Concessions or any other agreement or instrument.

“Actual Closing Net Debt” means the aggregate Net Debt of the Group Companies as of the Effective Time as set out in the Closing Statements.

“Actual Closing Working Capital” means the Working Capital as of the Effective Time as set out in the Closing Statements.

“Actual Exploration Drilling Expense” means the actual amount of drilling exploration expenditures the Corporation has incurred and spent for two consecutive 12-month periods commencing on the Closing Date, including without limitation, all costs and expenses incurred and monies expended pursuant to the following: (a) in doing geophysical, geochemical, land or geological examinations and surveys on the Owned Mining Concessions or Leased Mining Concessions; (b) in connection with surface or underground prospecting, exploring, drilling, sampling, assaying or metallurgical testing; (c) in paying wages and salaries of Persons involved in drilling operations on the Owned Mining Concessions or Leased Real Property; (d)   to maintain the Owned Mining Concessions or Leased Mining Concessions in good standing, standing, excluding payments related to the good standing fees (derechos de vigencia) and production penalties with respect to the Owned Mining Concessions or the Leased Mining Concessions; (e) carrying out mineral, soil, water, or other testing in connection to any drilling operations; (f) in preparing engineering, geological or environmental studies and/or reports and test work related to drilling operations; (g) accounting, legal and administration costs in relation to the maintenance of the Owned Mining Concessions or Leased Mining Concessions; (h) in supplying food, lodging and other reasonable needs for personnel involved in drilling operations at the Owned Real Property or Leased Mining Concessions; (i) payments to contractors or consultants for work done, services rendered or materials supplied.

“Actual Transaction Expenses” means the Transaction Expenses as of the Effective Time as set out in the Closing Statements.

“Adjustment Date” has the meaning set forth in Section 2.7(2)(a).

“Adjustment Escrow Amount” means $5,000,000.

“Adjustment Escrow Fund” means the Adjustment Escrow Amount, together with any income earned on such amount, which shall be held and released by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement.

“Adjustment Statement” means the statement delivered by the Vendors to the Purchaser Parties which sets out a sample calculation of the Purchase Price for illustrative purposes only, together with the assumptions and methodology for the calculation of the Estimated Purchase Price and the Purchase Price, and the elements thereof, as set out in the Excel file titled “Project Kuna – Adjustment Statement”. For certainty, the Adjustment Statement will not be binding on the Parties except to the extent they reflect calculation procedures and not a particular result.

“Affiliate” means, with respect to a Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“AgEq oz” has the meaning set forth in Section 2.8(1) ..

“AgEq oz Threshold” has the meaning set forth in Section 2.8(1) .

“Agreement” means this share purchase agreement.

“Alternative Transaction” has the meaning set forth in Section 5.1(4).

“AML Laws” has the meaning set forth in Section 3.1(22)(c).

“Anti-Corruption Laws” has the meaning set forth in Section 3.1(22)(a).

“Antitrust Authority” means Instituto Nacional de Defensa de la Competencia y de la Propiedad Intelectual (INDECOPI).

“Antitrust Clearance” means the receipt by the Purchaser of any mandatory approval under Law No. 31112 and its regulations granted by the Antitrust Authority prior to the consummation of the transactions contemplated by this Agreement.

“Area of Interest” means the lands, claims, leases, concessions, licenses, permits, or other mineral rights set out in Exhibit D of this Agreement, which for certainty includes the Yen Mine and Chonta Mine.

“Assets” means all property and assets of the Group Companies of every nature and kind, and wheresoever situated.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business” the business and operations currently carried on by the Group Companies, including the exploration, development and operation of the Mines.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which banks are closed for business in Lima, Peru and Vancouver, Canada.

“Canadian Vendor” means Kolparc Canada L.P.

“Canadian Vendor Income Tax” means the Peruvian income Tax on capital gains, if any, arising as a consequence of the transfer of the Purchased Shares held by the Canadian Vendor to the Purchaser, which will be calculated as set forth in Section 3 of Exhibit I.

“Cap” has the meaning set forth in Section 10.4(2).

“Cash” means the aggregate cash and cash equivalents of any kind (including bank account balances, marketable securities, short term investments and cleared checks) of the Group Companies, calculated in accordance with the Adjustment Statement.

“Chonta Mine” means the underground mine located in the area described in Exhibit G within the area covered by the mining concessions owned by the Chonta Mine Owner described in Exhibit G and operated by the Chonta Mine Operator under the Chonta Mining Lease Agreement.

“Chonta Mine Operator” means Explotación Minera Chonta S.A.C.

“Chonta Mine Owner” means Sociedad Minera Chonta S.A.C.

“Chonta Mining Lease Agreement” means the mining lease and option agreement (Contrato de Cesión Minera y Opción de Transferencia de Derechos Mineros) executed between the Chonta Mine Owner and the Chonta Mine Operator through a public deed dated January 12, 2023 and disclosed as a Material Contract in the Disclosure Letter.

“Chonta Share Option Agreements” means, collectively, (i) the Contrato de Opción de Compraventa de Acciones executed between Jaime Javier Sanchez Salas and the Corporation, with the intervention of the Chonta Mine Operator, on March 11, 2025; and (ii) the Contrato de Opción de Compraventa de Acciones executed between Carmen Manuel Renteria Rodriguez and the Corporation, with the intervention of the Chonta Mine Operator, on March 11, 2025.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

“Closing” means the completion of the transactions of purchase and sale contemplated in this Agreement.

“Closing Date” means: (1) the date that is five Business Days following the day on which the last of the conditions of Closing set out in Article 7 (other than those conditions that by their nature can only be satisfied as of the Closing Date) has been satisfied or waived by the appropriate Party; or (2) such earlier or later date as the Vendors and the Purchaser may agree in writing.

“Closing Statements” has the meaning set forth in Section 2.6(4) or Section 2.6(5), as the case may be.

“Confidentiality Agreement” means the non-disclosure agreement dated as of June 27, 2024 between Vendors, the Corporation and the Parent.

“Contingent Consideration” means the contingent consideration payable by the Purchaser to the Vendors pursuant to Section 2.8.

“Contingent Consideration Payment Date” has the meaning set forth in Section 2.8(8).

“Contingent Payment” has the meaning set forth in Section 2.8(1).

“Contingent Period” means the period commencing on the Closing Date and ending on the date that is 24 months following the Closing Date, subject to extension in accordance with Section 2.8.

“Contract” means all legally binding contracts, leases, deeds, mortgages, licences, instruments, notes, indentures, and other legally binding agreements, arrangements, understandings, commitments and undertakings.

“control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Corporation” has the meaning specified in the recitals to this Agreement.

“Cost Basis Certificate” has the meaning set forth in Section 7.1(3)(m).

“Damages” means any losses, liabilities, damages or out-of-pocket expenses (including reasonable and documented legal fees and expenses) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third Person, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third Person, but excluding any punitive or exemplary damages or losses, consequential, incidental or indirect damages or losses, and loss of profit (lucro cesante) or similar construction.

“Data Security and Privacy Requirements” means any and all (a) Laws with which any Group Company is required to comply relating to privacy, the processing of personal information, the security of personal information, data breach disclosure and notification.

“Deductible” has the meaning set forth in Section 10.4(2).

“Depletion Amount” means, at the time of determination, the total production, measured in AgEq oz, from the Area of Interest during the period commencing on the Closing Date to such time of determination, based on monthly operating reports of the Corporation for mined ore for each metal.

“Direct Claim” means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Person to make a claim for indemnification under this Agreement.

“Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by the Vendors to the Purchaser with this Agreement, as the same may be amended pursuant to Section 5.7(2) disclosing information constituting exceptions to the representations and warranties of the Vendors set forth in Article 3 and details of other matters referred to in this Agreement.

“Dispute Notice” has the meaning set forth in Section 2.6(2).

“Dispute Period” has the meaning set forth in Section 2.6(2).

“Draft Closing Statements” has the meaning set forth in Section 2.6(1).

“Effective Time” means 12:01 a.m. on the Closing Date.

“Employee Plans” means, collectively, all of the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, change of control, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, agreements, arrangements or practices relating to the current or former directors, officers or employees of any of the Vendors or any of the Group Companies maintained, sponsored or funded by any of the Group Companies, whether funded or unfunded, insured or self-insured, registered or unregistered; provided, that “Employee Plans” shall not include government sponsored pension, medical insurance, parental insurance, employment insurance, workers’ compensation, and other similar plans.

“Encumbrances” means any encumbrance or restriction of any kind or nature whatsoever and howsoever arising (whether registered or unregistered) and includes a security interest, mortgage, easement, adverse ownership interest, defect on title, condition, right of first refusal, right of first offer, right-of-way, encroachment, building or use restriction, conditional sale agreement, hypothec, pledge, (garantía mobiliaria), deposit by way of security, hypothecation, assignment, charge, trust or deemed trust, voting trust or pooling agreement with respect to securities, any adverse claim, expropriation proceeding, grant of any exclusive licence or sole licence, or any other right, option or claim of others of any kind whatsoever, and includes any agreement to give any of the foregoing in the future, and any subsequent sale or other title retention agreement or lease in the nature thereof, affecting a Group Company, the Purchased Shares or the Assets.

“Environment” means all or any of the following (alone or in combination): air (including the air within buildings, ambient or indoor air, and the air within other natural or man-made structures); water (including water under or within land, surface waters, including navigable waters and ocean waters, and groundwater); soil; land (including surface or subsurface strata); stream sediments; all natural resources; plant, wildlife and any ecological systems and living organisms supported by any of those media.

“Environmental Laws” means all applicable Laws relating to pollution (or the cleanup thereof), endangered or threatened species, human health or safety or the protection of the Environment or to the use, handling, storage, transportation or disposal of, or exposure to, Hazardous Substances, and all Authorizations issued pursuant to such Laws.

“Environmental Permits” means all Authorizations required under Environmental Laws.

“Escrow Agent” means Blake, Cassels & Graydon LLP, or such other Person as may be appointed in replacement thereof pursuant to the terms of the Escrow Agreement.

“Escrow Agreement” means the escrow agreement dated as of the Closing Date between the Purchaser, the Vendors and the Escrow Agent, substantially in the form of Exhibit C.

“Estimated Closing Net Debt” has the meaning set forth in Section 2.2(3).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.2(3).

“Estimated Purchase Price” means an amount equal to:

(1)	the Upfront Consideration; plus

(2)	the Share Consideration Amount; plus

(3)	if the Estimated Closing Working Capital is greater than the Target Closing Working Capital, the amount of such difference, if applicable; minus

(4)	if the Estimated Closing Working Capital is less than the Target Closing Working Capital, the amount of such difference, if applicable; minus

(5)	the Estimated Transaction Expenses; minus

(6)	if the Estimated Closing Net Debt is greater than the Target Closing Net Debt, the amount of such difference, if applicable; plus

(7)	if the Estimated Closing Net Debt is less than the Target Closing Net Debt, the amount of such difference, if applicable.

“Estimated Statements” has the meaning set forth in Section 2.2(3).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.2(3).

“Exhibit” means an exhibit attached to this Agreement.

“Export Controls” has the meaning set forth in Section 3.1(22)(d).

“Financial Statements” means the audited consolidated financial statements of the Group Companies for the fiscal year ended December 31, 2023, consisting of consolidated statement of financial position, consolidated statement of income, consolidated statement of other comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and all notes thereto, together with a report of the auditors thereon.

“Financing” has the meaning set forth in Section 5.1(3).

“Force Majeure” means an event which, during any period while this Agreement is in effect, prevents or makes unattainable on a practical basis the performance of the obligations required by any Party, where the cause of such event is reasonably beyond the control of the Party, and shall include: labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; applicable Law; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of applicable Law (including Environmental Law); acts of war or terrorism or conditions arising out of or attributable to war, whether declared or undeclared, or terrorism, riot, civil strife, pandemic, epidemic, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather conditions; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; delays relating to claims made by indigenous groups; interference by indigenous groups, indigenous rights groups, environmentalists or other activists; inability to obtain any license, permit or other authorization that may be required (provided the Party is pursuing such licences, permits or other authorizations diligently); or any other cause whether similar or dissimilar to the foregoing which prevents or makes unattainable on a practical basis the performance of the obligations required by any Party, but for greater certainty shall not include the inability of any Party to raise its own financing to meet its obligations hereunder, nor the willful misconduct or gross negligence of any Party.

“Governmental Entity” means: (1) any governmental or public department, central bank, court, minister, governor-in-counsel, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local or other; (2) any subdivision or authority of any of the above; (3) any stock exchange; and (4) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Group Companies” means, collectively, the Corporation and the Subsidiary, and “Group Company” means any one of them, as the context requires. For purposes of Article 3, Article 5, Article 6 and Article 10, “Group Companies” shall include the Chonta Mine Operator and the Yen Mine Operators, and “Group Company” means any one of the Corporation, the Subsidiary and the

Chonta Mine Operator, as the context requires.

“Hazardous Substances” means any chemicals, materials or substances that under Environmental Laws are defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “hazardous constituents”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants”, “pollutants”, “toxic pollutants”, or words of similar meaning and regulatory effect under any Environmental Law, including petroleum or petroleum-derived products, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls, and any material, substance or waste, whether in solid, liquid or gaseous forms.

“Huachocolpa Uno Mine” means the mining unit located in Huancavelica, Peru, which comprises the 116 exploration and exploitation mining concessions, four (4) mining claims and one (1) beneficiation concession (concesión de beneficio), all as more particularly set out in Section 1.1 of the Disclosure Letter.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board as interpreted, construed and consistently applied in the Republic of Peru.

“Income Tax Claim” has the meaning set forth in Section 2.2(3).

“Indebtedness” of any Person means, without duplication, indebtedness for borrowed money, or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, whether current, or secured or unsecured, including:

(1)	all obligations of such Person evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security;

(2)	all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(3)	all indebtedness of such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien;

(4)	all obligations under leases which have been or must be, in accordance with IFRS, recorded as capital leases in respect of which such Person is liable as lessee;

(5)	all amounts owing or due under, including any premiums, penalties, termination fees, expenses or breakage costs due upon prepayment of, any interest rate and foreign exchange hedging arrangements upon termination, novation or any assignment and assumption of such arrangements (it being agreed and understood by the Parties that any amounts paid to the Group Companies upon the termination, novation, or any assignment and assumption of any of the foregoing shall be a reduction of the Indebtedness of the Group Companies);

(6)	any liability of such Person in respect of banker’s acceptances, letters of credit or similar arrangement but, in each case, only to the extent drawn;

(7)	all interest, penalties, fees, breakage costs, prepayment premiums and other expenses owed with respect to the indebtedness referred to above or payable upon the consummation of the transactions contemplated hereunder; and

(8)	all indebtedness referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire, or in respect of which it has otherwise assured a creditor against loss.

provided, that Indebtedness with respect to the Group Companies shall not include: (a) accounts payable to trade creditors and accrued expenses arising in the Ordinary Course and included or otherwise reflected in the post-closing adjustment to the Purchase Price pursuant to Section 2.7; (b) Indebtedness between any of the Group Companies; and (c) Transaction Expenses. For the avoidance of doubt, “Indebtedness” of the Group Companies will be calculated in accordance with the Adjustment Statement.

“INDECOPI” means National Institute for the Defence of Competition and the Protection of Intellectual Property, is a Peruvian government agency that protects consumers, promotes competition, and safeguards intellectual property.

“Indemnified Person” means a Purchaser Indemnified Person or a Vendor Indemnified Person, as the context requires.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 10.

“Independent Accountant” has the meaning set forth in Section 2.6(3).

“Intellectual Property” means domestic and foreign intellectual property rights, including: (1) patents, applications for patents and reissues, divisionals, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (2) copyrights, copyright registrations and applications for copyright registrations; (3) designs, design registrations and design registration applications; (4) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trademark registrations, trademark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (5) trade secrets and other confidential and proprietary information.

“Interim Balance Sheet Date” means September 30, 2024.

“Interim Financial Statements” means the unaudited consolidated financial statements of the Group Companies as at the Interim Balance Sheet Date, consisting of consolidated statement of financial position, consolidated statement of income, consolidated statement of other comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows.

“Interim Period” means the period between the close of business on the date of this Agreement and the Closing.

“Kolpa Technical Report” means the Huachocolpa Uno Preliminary Economic Assessment Project No. Project Number 0094 by LOM Consultants dated May 7, 2024.

“Laws” means any and all applicable: (1) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws; (2) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity; and (3) policies, guidelines, notices and protocols, to the extent that they have the force of law.

“Leased Mining Concessions” has meaning set forth in Section 3.1(11)(d).

“Leased Real Property” has meaning set forth in Section 3.1(11)(b).

“Lien” means any mortgage, charge, pledge, garantía mobiliaria, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, trust, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, when considered either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the Business, the Mines or the operations, assets, liabilities (contingent or otherwise) or financial condition of the Group Companies, taken as a whole, except to the extent that the material adverse effect results from or is caused by: (1) general economic, political or regulatory conditions or events in any of the geographical areas in which the Group Companies operate; (2) any change in the financial, banking, credit, debt, currency or capital markets in general (whether in Canada, the United States, Peru or any other country or in any international market), including changes in interest rates, commodity prices or raw material prices; (3) conditions generally affecting any industry (or any segment thereof) or any market in which the Group Companies operate; (4) acts of God, natural disasters, pandemics, epidemics, national or international political or social conditions, including the engagement in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war (including any escalation or worsening of war), or the occurrence of any military or terrorist attack or other force majeure event; (5) any changes in Laws, or accounting rules or principles including, for greater certainty, changes in IFRS; (6) the announcement or pendency of the transactions contemplated hereby, the identity of the Purchaser, the disclosure of the fact that the Purchaser is the prospective acquirer of the Group Companies, or any communication by the Purchaser or any of its Affiliates, including communications regarding the plans or intentions of the Purchaser with respect to the Group Companies, including the impact thereof, if any, on relationships with customers, suppliers, distributors, employees, Governmental Entities and any other Person with whom the Group Companies have a business relationship, except to the extent such communication is made with the prior consent of the Vendor or is required by applicable Law; (7) any act or omission of the Vendors or the Group Companies prior to the Closing Date taken with the consent or at the request of the Purchaser, or required by this Agreement; or (8) any failure of the Group Companies to meet any projections, forecasts, or revenue or earnings predictions for any period ending on or after the date hereof (provided, however, that the events, circumstances, changes or effects underlying any such failure shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); provided, that with respect to clauses (1) through (5), the exclusion shall not apply to the extent such matter has a materially disproportionate effect on the Group Companies, taken as a whole, relative to other comparable Persons operating in the markets and/or industries in which the Group Companies operate.

“Material Contract” has the meaning set forth in Section 3.1(12)(a).

“Mines” means, collectively, the Chonta Mine, the Huachocolpa Uno Mine and the Yen Mine.

“Minimum Claim Threshold” has the meaning set forth in Section 10.4(1).

“Minimum Exploration Drilling Expense” means the minimum amount of drilling exploration expenditures the Corporation must spend for two consecutive 12-month periods commencing on the Closing Date, being, in respect of each 12-month period, no less than $6,000,000.

“Net Debt” means the Indebtedness minus Cash.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Notice” has the meaning set forth in Section 12.1(1).

“Notice of Claim” has the meaning set forth in Section 10.5(1).

“NYSE” means the New York Stock Exchange.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of normal operations of such Person.

“Outside Date” means June 30, 2025, provided that the Vendors shall have the right, at their sole discretion, to extend the Outside Date for an additional period or term, as deemed necessary by the Vendors for the satisfaction of any outstanding condition prior to Closing, by providing notice in writing to the Purchaser indicating the new Outside Date.

“Owned Mining Concessions” has meaning set forth in Section 3.1(11)(c).

“Owned Real Property” has meaning set forth in Section 3.1(11)(a)

“Parent” has the meaning specified in the preamble to this Agreement.

“Parent Financial Statements” has the meaning set forth in Section 4.2(12).

“Parent Reports” has the meaning set forth in Section 4.2(11)(d).

“Parent Shares” means common shares in the capital of the Parent.

“Parent Technical Report” means a report prepared and filed in accordance with NI 43-101 and Form 43-101F1 – Technical Report that includes, in summary form, all material scientific and technical information in respect of the subject property as of the effective date of the Parent Technical Report.

“Parties” means, collectively, the Parent, the Purchaser, the Vendors and any other Person that becomes a party to this Agreement.

“Permitted Encumbrances” means:

(a)	undetermined or inchoate Encumbrances imposed or permitted by Law and incurred in the Ordinary Course and in the operation of the Owned Real Property, such as builder’s liens, construction liens, materialman’s liens and other liens, privileges or other charges of a similar nature that relate to obligations not due;

(b)	any reservations or exceptions contained in or implied by statute;

(c)	security given in the Ordinary Course to a public utility or any municipality or governmental or public authority in connection with the operation of the Business or the Owned Real Property;

(d)	all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement, rights of parties in possession, lack of access or any other matters not of record that would be disclosed by an accurate survey or physical inspection of the Owned Real Property and that do not materially interfere with or affect the value or operation of the Business as currently carried on at such Owned Real Property;

(e)	all permits, servitudes and easements (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licences, other surface agreements and other matters of record) and zoning by-laws and restrictions, ordinances and other restrictions as to the use of real property; provided that they are not of such a nature as to have a Material Adverse Effect on the value or use of the Owned Real Property subject thereto or the operation of the Business as currently carried on at such Owned Real Property;

(f)	Encumbrances listed in Section 1.1 of the Disclosure Letter;

(g)	in the case of the Owned Real Property, the Leased Real Property, the Owned Mining Concessions, the Leased Mining Concessions, Access Rights and Water Rights, all covenants, conditions, restrictions, liens, easements, charges, rights-of-way, restrictions, title defects, imperfections in title or other encumbrances on title and similar matters disclosed under Section 1.1 of the Disclosure Letter;

(h)	the presence of informal miners in process of formalization, with a valid and effective registration with the REINFO in the area of the Owned Mining Concessions with whom the Corporation has entered into a Material Contract that has been disclosed in the Disclosure Letter (including mining exploitation agreements or similar) and other informal miners currently present in such area without the Corporation’s authorization, which are registered or not in the REINFO, provided that their presence does not have a Material Adverse Effect on the Business; and

(i)	any one or more of the following: (1) Liens for Taxes not yet due and delinquent or that are being diligently contested in good faith by appropriate procedures and for which adequate provision has been made in the Interim Financial Statements; (2) Liens, other than security interests, which do not, individually or in the aggregate, materially detract from the value of any asset or property to which they relate; (3) restrictions arising under applicable zoning and other land use Laws that do not, individually or in the aggregate, inhibit the present use, occupancy or marketability of the property subject thereto in any material respect; (4) Liens in favour of third Person landlords, custodians or other service providers created by Law in the Ordinary Course; (5) Liens listed and described in Section 1.1 of the Disclosure Letter (but only to the extent that such Liens conform to their description in Section 1.1 of the Disclosure Letter); and (6) Liens arising in connection that certain medium-term syndicated loan agreements dated April 29, 2022 and September 5, 2024 by and between, inter alios, Banco Santander Perú S.A. and Banco BTG Pactual S.A. – Cayman Branch.

provided that in each case such Encumbrances would not, to the knowledge of the Vendors, be reasonably expected to have a Material Adverse Effect on the Business.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Peruvian Tax Authority” means the Superintendencia Nacional de Aduanas y Administración Tributaria.

“Peruvian Vendor” means GR Holding S.A.

“Post-Closing Tax Period” means any Tax or fiscal period beginning on or after the Closing Date and, with respect to a Straddle Period, the portion of such Tax or fiscal period beginning at the Effective Time.

“Pre-Closing Taxes” means, collectively: (1) any and all Taxes of the Group Companies relating to a Pre-Closing Tax Period; and (2) any and all Taxes for which any Group Company is liable as a result of being a member of (or leaving) an affiliated, consolidated, combined or unitary Tax group before the Effective Time; in each case, other than to the extent of any amount of Taxes included in the Actual Closing Working Capital as finally determined pursuant to this Agreement. For purposes of determining Pre-Closing Taxes in respect of a Straddle Period, Taxes shall be allocated in accordance with Section 6.2.

“Pre-Closing Tax Period” means any Tax or fiscal period beginning before and ending on or before the Closing Date, and, with respect to a Straddle Period, the portion of such Tax or fiscal period ending immediately before the Effective Time.

“Pro Rata Portion” means an allocation in proportion to each Vendor’s respective interest in the Purchased Shares, as set out on Exhibit A.

“Public Official” means any: (a) officer, employee, or agent employed by, representing or acting on behalf of a (i) Governmental Entity or public international organization or any department, agency or instrumentality thereof; (ii) legislative, administrative or judicial office, (iii) government owned or controlled enterprise or business and any (iv) licencing, permitting, concession-granting, approving or regulatory authority whether in relation to mining exploration, development, production or otherwise; (b) political party or party official, or any candidate for any political office; (c) individual who holds or performs the duties of an appointment, office or position created by custom or convention; (d) immediate family member, such as a parent, spouse, sibling, or child of a person described in (a), (b) or (c) above; or (e) person who holds themselves out to be an authorized representative or intermediary of anyone specified in (a), (b), (c) or (d) above.

“Purchase Price” has the meaning set forth in Section 2.2(1).

“Purchased Shares” has the meaning specified in the recitals to this Agreement.

“Purchaser” has the meaning specified in the preamble to this Agreement.

“Purchaser Fundamental Representations” means, collectively, the representations and warranties of the Purchaser in Section 4.1(1) (Incorporation and Qualification), Section 4.1(2) (Authorization) and Section 4.1(5) (Execution and Binding Obligation), and the representations and warranties of the Parent in Section 4.2(1) (Incorporation and Qualification), Section 4.2(2) (Authorization) and Section 4.2(5)(Execution and Binding Obligation).

“Purchaser Indemnified Persons” has the meaning set forth in Section 10.2.

“Purchaser Parties” means, together, the Purchaser and the Parent, and a “Purchaser Party” means either one of them, as the context requires.

“QP” has the meaning set forth in Section 2.8(5).

“REINFO” means the Registro Integral de Formalización Minera of Peru.

“Release Date” has the meaning set forth in Section 10.1(1).

“Report Delivery Deadline” has the meaning set forth in Section 2.8(4).

“Resource and Reserve Update” has the meaning set forth in Section 2.8(4).

“Royalties” means back-in rights, earn-in rights, rights of first refusal, royalties, overriding royalties, net profit interests, production payments or other payments on or out of the production.

“Sanctioned Person” means (i) any Person currently identified, listed or designated under the Sanctions, (ii) any Person organized, resident, doing business or operating in a country or territory that is, or whose government is, the subject of comprehensive country-wide or territory-wide Sanctions, or (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions” means economic and financial sanctions Laws administered, enacted or enforced from time to time by Governmental Entities of Canada, the United States, Peru, European Union, or United Kingdom.

“Share Consideration” means an amount of Parent Shares equal to the quotient of: (i) Share Consideration Amount, divided (ii) by the 10-day volume weighted average price of the Parent Shares as reported on the NYSE on the trading day preceding the date of this Agreement (being $4.618 per Parent Share).

“Share Consideration Amount” means $65,000,000.

“Straddle Period” means any Tax or fiscal period that begins before and ends after the Closing Date.

“Subsidiary” means COMPAÑÍA TRASMISORA SUR ANDINO S.A.C.

“Subsidiary Shares” has the meaning set forth in Section 3.1(5).

“Support Agreement” means a Support Agreement between the Parent and the Persons who the Vendors have directed the Parent to issue the Share Consideration.

“Target Closing Net Debt” means $20,000,000.

“Target Closing Working Capital” means $(2,000,000).

“Tax Claim” has the meaning set forth in Section 6.4(1).

“Tax Contest” has the meaning set forth in Section 6.3(2).

“Tax Returns” means any and all returns, reports, declarations and elections, filed or required to be filed in respect of Taxes in accordance with applicable Laws, including, but not limited to, annual income tax returns, monthly value added tax and income tax returns, special mining tax and mining royalty tax returns, ultimate beneficial owner (beneficiario final) informative tax returns, and transfer pricing informative returns (local and master report).

“Taxes” means: (1) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity; and (2) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (1) above or this clause (2).

“Technical Information” means all material information and all know how owned, leased or licensed by a Group Company or in which a Group Company has a right, title or interest, or which is otherwise related to the Business or the Mines and which is in the possession or control of the Vendors or the Group Companies, including for greater certainty, the 2024 Reserve and Resource Update.

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

“Total Resource Estimate” has the meaning set forth in Section 2.8(1) .

“Transaction Expenses” means, without duplication: (1) all unpaid payment obligations of the Group Companies that become due solely as a result of the negotiation and consummation of the transactions contemplated hereby; (2) all change of control payments, transaction incentive payments (including Transaction Incentive Plan Expenses), bonuses, severance, termination and retention obligations, and similar amounts payable, for which any Group Company becomes liable in connection with the transactions contemplated by this Agreement; in each case calculated in accordance with the Adjustment Statement. For greater certainty, in no event shall Transaction Expenses include any amounts included in Indebtedness or current liability in Working Capital.

“Transaction Incentive Plan Expenses” means the expenses incurred by the Corporation to the Closing Date pursuant the Corporation’s transaction incentive plan as set forth in Section 1.1 of the Disclosure Letter

“Transmission Assets” means the Definitive Transmission Concession granted by Supreme Resolution N° 087-93-EM issued by the Peruvian Ministry of Energy and Mines on December 28,1993 with respect to the SE Ingenio – SE Caudalosa 60 kV Transmission Line (L-6644), the “Kolpa” 60/22 kV Power Substation, as amended, including all assets, rights, Access Rights and Authorizations related thereto.

“TSX” means the Toronto Stock Exchange.

“Upfront Consideration” means $80,000,000.

“Vendor Fundamental Representations” means, collectively, the representations and warranties of the Vendors: (1) relating to the Group Companies in Section 3.1(1) (Incorporation and Qualification), Section 3.1(5) (Authorized and Issued Capital) and Section 3.1(6)(No Other Agreements to Purchase); and (2) relating to the Vendors in Section 3.2(1) (Formation and Qualification), Section 3.2(2) (Authorization), Section 3.2(5) (Execution and Binding Obligation), Section 3.2(6) (No Other Agreements to Purchase) and Section 3.2(7) (Title to Purchased Shares).

“Vendor Indemnified Person” has the meaning set forth in Section 10.3.

“Vendors” has the meaning specified in the preamble to this Agreement, and “Vendor” means any one of them, as the context requires.

“Water Rights” means water rights, water use, water discharge, dewatering, pump and treatment licenses, permits and authorizations, water leases and water supply agreements, ditch rights or other interests in water or water conveyance rights owned or leased by the relevant Person, whether or not arising under or relating to any Leased Real Property, Owned Real Property, Owned Mining Concessions, Leased Mining Concessions or Material Contract.

“Working Capital” means, at any time, the amount by which the aggregate current assets of the Group Companies exceed the aggregate current liabilities of the Group Companies, in each case, calculated in accordance with the Adjustment Statement.

“Yen Mine” means the open pit mine located in the area described in Exhibit H within the area covered by the mining concession “ACUMULACION RUBLO” identified with code 010000723L, owned by the Corporation and operated by the Yen Mine Operators.

“Yen Mine Operators” means Explotación Minera PPM E.I.R.L. and Empresa de Transportes Bendito Niño de Jesus E.I.R.L., both informal miners in the process of formalization with valid and effective REINFO registrations.

Section 1.2	Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3	Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections, and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement.

Section 1.4	Currency.

All references in this Agreement to dollars or to $ are expressed in United States of America currency unless otherwise specifically indicated.

Section 1.5	Certain Phrases, etc.

In this Agreement, unless otherwise specified:

(1)	the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”;

(2)	the phrase “the aggregate of”, “the total of”, “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(3)	the words “Article”, “Section” and “Exhibit” followed by a number mean and refer to the specified Article, Section or Exhibit of this Agreement; and

(4)	in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 1.6	Knowledge.

Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of the Vendors, it refers to the actual knowledge of Alberto Pescetto Raffo (Executive Director), Raul Salcedo Pachas (General Manager), Julio Antonio Panduro Pardo (Chief Financial Officer) and Luis Antonio La Rosa Airaldi (Legal Manager), without imputation of and/or constructive knowledge from any such individuals and/or other Person or source and without personal liability on the part of any of them, in each case, after such reasonable inquiry as he or she considers necessary as to the matters that are the subject of the representations and warranties.

Section 1.7	Accounting Terms.

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.8	Exhibits and Disclosure Letter.

(1)	The Exhibits attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes hereof.

(2)	The purpose of the Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that the Disclosure Letter, and the information and disclosures contained therein, do not constitute or imply, and will not be construed as:

(a)	any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

(b)	an admission of any liability or obligation of the Vendors;

(c)	an admission that the information is material;

(d)	a standard of materiality, a standard for what is or is not in the Ordinary Course, or any other standard contrary to the standards contained in the Agreement; or

(e)	an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.

(3)	Disclosure of any information in the Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Inclusion of an item in any section of the Disclosure Letter is deemed to be disclosure of such item for purposes of any other section(s) of the Disclosure Letter where it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section(s) of the Disclosure Letter.

(4)	The Disclosure Letter itself is confidential information and may not be disclosed unless: (a) it is required to be disclosed pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes; or (b) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement and, in that case, only to Persons to which such information must be disclosed in connection therewith.

Section 1.9	References to Persons and Agreements.

Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns, as applicable. Except as otherwise provided in this Agreement, the term “Agreement” and any reference to this Agreement, or to any other agreement, document or other instrument, includes, and is a reference to, this Agreement or such other agreement, document or other instrument, as the same may have been, or may from time to time be, amended, restated, replaced, supplemented or novated, and includes all schedules hereto.

Section 1.10	Statutes.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute, and all rules and regulations made thereunder, as the same may have been, or may from time to time be, amended, re-enacted or replaced.

Section 1.11	Non-Business Days.

Whenever payments are to be made, or an action is to be taken, on a day which is not a Business Day, such payment shall be made, or such action shall be taken, on or not later than the next succeeding Business Day.

Section 1.12	No Presumption.

This Agreement is the product of negotiation by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that no Party shall be presumed to be the drafter hereof and that this Agreement not be construed more strictly with the regard to one Party than to any other Party.

ARTICLE 2

PURCHASED SHARES AND PURCHASE PRICE

Section 2.1	Purchase and Sale.

Subject to the terms and conditions of this Agreement, each Vendor hereby agrees to sell, assign and transfer to the Purchaser, and the Purchaser hereby agrees to purchase from each such Vendor, on the Closing Date, all (but not less than all) of the Purchased Shares owned by such Vendor as set out on Exhibit A.

Section 2.2	Purchase Price.

(1)	The aggregate consideration payable by the Purchaser to the Vendors for the Purchased Shares shall be an amount equal to (the “Purchase Price”):

(a)	the Upfront Consideration; plus

(b)	the Share Consideration Amount; plus

(c)	the amount by which the Actual Closing Working Capital exceeds the Target Closing Working Capital, if applicable; minus

(d)	the amount by which the Target Closing Working Capital exceeds the Actual Closing Working Capital, if applicable; minus

(e)	the Actual Transaction Expenses; minus

(f)	the amount by which the Actual Closing Net Debt exceeds the Target Closing Net Debt, if applicable; plus

(g)	the amount by which the Target Closing Net Debt exceeds the Actual Closing Net Debt, if applicable; plus

(h)	the Contingent Consideration, if any.

(2)	The Purchase Price shall be allocated between the Purchased Shares and, accordingly, among the Vendors, based on their Pro Rata Portion, in accordance with Exhibit A. The Vendors and the Purchaser shall report the purchase and sale of the Purchased Shares in any Tax Returns in accordance with Exhibit A.

(3)	In connection with any amount due and payable to the Peruvian Tax Authority for the Canadian Vendor Income Tax, and in the event that the Peruvian Tax Authority provides any notice, request, joint liability action or payment request against the Corporation with respect to the Canadian Vendor Income Tax, including any interest, penalties or additional amounts thereon (the “Income Tax Claim”), the Parties agree as follows:

(a)	no later than five (5) Business Days upon receipt by the Corporation of any Income Tax Claim, the Purchaser shall inform and provide copy of such Income Tax Claim to the Canadian Vendor;

(b)	the Canadian Vendor shall have the exclusive right to defend the Income Tax Claim, including propose the reasonable course of action, contest, defense, engage or cause the engagement of the applicable legal counsel, and perform all reasonable actions necessary or convenient under the applicable Laws to defend the Income Tax Claim, and shall give written notice to the Corporation of its election to control the defense of the Income Tax Claim within five (5) Business Days after receiving the notice from the Corporation referred in Section 2.2(3)(a);

(c)	the costs and expenses in connection with the defense of an Income Tax Claim, including in connection with any such instructions, response, course of action, contest, defense, engagement of legal counsel and/or counterclaim against the Income Tax Claim or any proceeding in connection therewith shall be assumed by the Canadian Vendor, including but not limited to, the payment of any omitted Canadian Vendor Income Taxes and the costs of relieving any seizure or preliminary execution measures implemented by the Peruvian Tax Authority; and

(d)	the Purchaser shall, and shall cause the Corporation, to proceed as soon as reasonably practicable as instructed in writing by the Canadian Vendor to address, respond, contest, and/or counterclaim the Income Tax Claim. The Parties shall collaborate and, the Purchaser shall cause the Corporation to use its reasonable efforts to collaborate, to promptly address, provide information and written response to the Income Tax Claim in compliance with the applicable Laws and the instructions made by the Canadian Vendor.

Any breach by the Purchaser of its obligations under this Section 2.2(3) shall release the Canadian Vendor from any obligation to indemnify the Corporation or the Purchaser for any amount due and payable to the Peruvian Tax Authority in connection with an Income Tax Claim, only if such breach materially affected the Canadian Vendor right to defend the Income Tax Claim or increased the loss in respect of the Income Tax Claim.

(4)	The Parties agree that the Canadian Vendor Income Tax shall be determined, calculated and paid in accordance with applicable Law and following the procedure set forth in Section 2.2(4) and Section 3 of Exhibit I. Promptly after Closing, and no later than three (3) Business Days after the Closing Date, the Purchaser shall provide and deliver to the Canadian Vendor copies of evidence of payment of the Canadian Vendor Income Tax made by the Purchaser on behalf of the Canadian Vendor. If the Purchaser fails to make the Canadian Vendor Income Tax payment as set forth in this Section 2.2(4), the Canadian Vendor shall be fully released from any such payment obligation, and the Purchaser shall indemnify and hold the Canadian Vendor harmless against any claim, penalty, interest, or other liability arising from such failure by the Purchaser.

Section 2.3	Estimated Statements.

Each of the Parties acknowledges that it is not possible to determine the Purchase Price until the Closing Statements are available and the Contingent Consideration is determined. Accordingly, not less than three Business Days, and not more than five Business Days, prior to the Closing Date, the Vendors shall prepare and deliver to the Purchaser an unaudited statement (the “Estimated Statements”) that sets forth a reasonably detailed calculation of the Vendors good faith estimates of: (1) the Working Capital as of the Effective Time (the “Estimated Closing Working Capital”); (2) the Transaction Expenses as of the Effective Time (the “Estimated Transaction Expenses”); (3) the aggregate Net Debt of the Group Companies as of the Effective Time (the “Estimated Closing Net Debt”); and (4) on the basis of the foregoing estimates, a calculation of the Estimated Purchase Price. The Estimated Statements shall be prepared in accordance with IFRS and in a manner consistent with the methodology and sample calculations set out in the Adjustment Statement.

Section 2.4	Covenant re: Payment of Estimated Transaction Expenses.

At Closing, the Purchaser shall pay, on behalf of the applicable Group Company, to each payee owed any portion of the Estimated Transaction Expenses, by wire transfer of immediately available funds to one or more bank accounts, and in such amounts, designated in writing by the Vendors no less than three Business Days prior to the Closing Date, the respective amount of Estimated Transaction Expenses owed to such payee.

Section 2.5	Closing Payments.

At the Closing, the Purchaser shall make, or cause to be made, the following payments:

(1)	Estimated Transaction Expenses – as to the Estimated Transaction Expenses, by the Purchaser or the Corporation, as applicable, paying such amount by wire transfer of immediately available funds to the payees thereof in accordance with Section 2.4;

(2)	Adjustment Escrow Amount – the Adjustment Escrow Amount to the Escrow Agent, which amount shall be held on the terms and subject to the conditions of the Escrow Agreement;

(3)	Balance of Estimated Purchase Price – as to the balance of the Estimated Purchase Price (after deducting the amount paid by the Purchaser pursuant to Section 2.5(2)) and the Share Consideration Amount), the Purchaser shall pay (i) to the Peruvian Vendor, an amount equal to its Pro Rata Portion of such balance by wire transfer of immediately available funds to the bank account(s) designated by the Vendor in writing not less than three Business Days prior to the Closing Date; and (ii) to the Canadian Vendor, an amount equal to its Pro Rata Portion of such balance less the Canadian Vendor Income Tax, by wire transfer of immediately available funds to the bank account(s) designated by the Canadian Vendor in writing not less than three Business Days prior to the Closing Date; and

(4)	Share Consideration Amount – as to the Share Consideration Amount, the Parent shall issue the Share Consideration to, or as directed by, the Vendors, such issuance to be evidenced by an executed treasury direction to the Parent’s transfer agent, with a copy to the Vendors, with instructions to register the Share Consideration to, or as directed by, the Vendors. If a Vendor is entitled to a fractional number of Parent Shares, such fractional number shall be rounded to the nearest whole number.

Section 2.6	Closing Statements.

(1)	Within 60 days following the Closing Date (or such other date as is mutually agreed to by the Vendors and the Purchaser in writing), the Purchaser will prepare and deliver to the Vendors a draft unaudited statement (the “Draft Closing Statements”) that sets forth a reasonably detailed calculation (together with reasonable supporting documentation) of: (a) the Working Capital as of the Effective Time; (b) the Cash as of the Effective Time; (c) the Transaction Expenses as of the Effective Time; (d) the aggregate Net Debt of the Group Companies as of the Effective Time; and (e) on the basis of the foregoing calculations, a calculation of the Purchase Price. The Draft Closing Statements shall be prepared in accordance with IFRS and in a manner consistent with the methodology and sample calculations set out in the Adjustment Statement.

(2)	The Vendors will have 20 Business Days to review the Draft Closing Statements following receipt thereof (such period, the “Dispute Period”). The Vendors must notify the Purchaser in writing (such notice, a “Dispute Notice”) if they have any objections to the Draft Closing Statements within the Dispute Period. The Dispute Notice must contain a statement of the basis of each of the Vendors’ objections to the Draft Closing Statements and each amount in dispute. During the Dispute Period, the Vendors will have full access during normal business hours to the books and records (including work papers, schedules, memoranda and other documents) of the Group Companies, as applicable, for purposes of its review of the Draft Closing Statements.

(3)	If the Vendors send a Dispute Notice to the Purchaser within the Dispute Period in accordance with Section 2.6(2), the Vendors and the Purchaser will work expeditiously and in good faith in an attempt to resolve such objections within 20 Business Days following receipt by the Purchaser thereof. Failing resolution of any objection to the Draft Closing Statements raised by the Vendors, the dispute will be submitted for determination to the independent firm of chartered accountants PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada, or if such firm is unable to act, Deloitte & Touche Perú S.A., or if such second firm is unable to act, to an independent firm of chartered accountants mutually agreed to by the Purchaser and the Vendors (the “Independent Accountant”). If, in such situation, the Purchaser and the Vendors are unable to mutually agree on an Independent Accountant within a further period of 10 Business Days, then either of them may petition a court of competent jurisdiction to appoint the Independent Accountant. Within 30 Business Days following submission of the dispute to the Independent Accountant, the Independent Accountant shall make a final determination in accordance with the terms and definitions of this Agreement, and based solely on the written submissions of the Purchaser and the Vendors, binding on the Parties, of the appropriate amount of each of the matters that remain in dispute. With respect to each disputed matter, such determination shall not be in excess of the higher, or less than the lower, of the amounts initially proposed by the Purchaser and the Vendors in the Estimated Statements and Draft Closing Statements, as applicable, with respect to such disputed matter. The determination of the Independent Accountant will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The Independent Accountant is deemed to be acting as expert and not as arbitrator.

(4)	If the Vendors do not send a Dispute Notice to the Purchaser within the Dispute Period in accordance with Section 2.6(2), the Vendors shall be deemed to have accepted and approved the Draft Closing Statements, and such Draft Closing Statements will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error. The Draft Closing Statements will become the “Closing Statements” on the next Business Day following the end of the Dispute Period.

(5)	If the Vendors send a Dispute Notice to the Purchaser within the Dispute Period in accordance with Section 2.6(2), the Vendors and the Purchaser will revise the Draft Closing Statements to reflect the final mutual resolution, or final determination of the Independent Accountant, as the case may be, of such objections under Section 2.6(3) within five Business Days following such final resolution or determination, as the case may be. Such revised Draft Closing Statements will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error. The Draft Closing Statements will become the “Closing Statements” on the next Business Day following revision of the Draft Closing Statements under this Section 2.6(5).

(6)	The Purchaser, on the one hand, and the Vendors, on the other hand, will each bear its own fees and expenses, including the fees and expenses of its auditors, in preparing or reviewing, as the case may be, the Draft Closing Statements. In the case of a dispute and the retention of the Independent Accountant to resolve such dispute, the costs and expenses of the Independent Accountant shall be borne equally by the Purchaser, on the one hand, and the Vendors, on the other hand; provided, that the Purchaser, on the one hand, and the Vendors, on the other hand, will each bear its own costs in presenting its position to the Independent Accountant.

(7)	The Parties agree that the procedure set forth in this Section 2.6 for resolving disputes with respect to the Draft Closing Statements is the sole and exclusive method of resolving such disputes, absent manifest error.

Section 2.7	Post-Closing Adjustment.

(1)	If the Purchase Price set forth in the Closing Statements is equal to the Estimated Purchase Price set forth in the Estimated Statements, then no further adjustment will be made to the Purchase Price and, with respect to the Adjustment Escrow Fund, the Purchaser and the Vendors shall provide joint written instructions to the Escrow Agent to release to each of the Vendors their Pro Rata Portion of the Adjustment Escrow Fund, by wire transfer of immediately available funds to the accounts designated by the Vendors.

(2)	If the Purchase Price set forth in the Closing Statements is greater than the Estimated Purchase Price set forth in the Estimated Statements, then the Purchaser shall pay to the Vendors the amount of such difference as follows:

(a)	the Purchaser and the Vendors shall provide joint written instructions to the Escrow Agent to release to each of the Vendors their Pro Rata Portion of the Adjustment Escrow Fund, by wire transfer of immediately available funds to the accounts designated by the Vendors; and

(b)	to the extent that the difference owed by the Purchaser to the Vendors exceeds the amount of the Adjustment Escrow Fund, the Purchaser shall pay to each of the Vendors their Pro Rata Portion of the remaining balance by wire transfer of immediately available funds to the accounts designated by the Vendors within two Business Days after the Draft Closing Statements become the Closing Statements in accordance with Section 2.6(4) or Section 2.6(5) (the “Adjustment Date”), as the case may be.

(3)	If the Purchase Price set forth in the Closing Statements is less than the Estimated Purchase Price set forth in the Estimated Statements, then the Vendors shall pay to the Purchaser the amount of such difference as follows:

(a)	if the difference owed by the Vendors to the Purchaser exceeds the amount of the Adjustment Escrow Fund, then on the Adjustment Date,

(i)	the Purchaser and the Vendors shall provide joint written instructions to the Escrow Agent to release to the Purchaser the Adjustment Escrow Fund, by wire transfer of immediately available funds to an account designated by the Purchaser; and

(ii)	each of the Vendors shall pay to the Purchaser their Pro Rata Portion of the remaining balance owed to the Purchaser by wire transfer of immediately available funds to the account designated by the Purchaser.

(b)	If the difference owed by the Vendors to the Purchaser is less than the amount of the Adjustment Escrow Fund, then on the Adjustment Date, the Purchaser and the Vendors shall provide joint written instructions to the Escrow Agent to release:

(i)	to the Purchaser from the Adjustment Escrow Fund an amount equal to such difference, by wire transfer of immediately available funds to an account designated by the Purchaser; and

(ii)	to each of the Vendors their Pro Rata Portion of the remaining balance of the Adjustment Escrow Fund (after the payment to the Purchaser in Section 2.7(3)(b)(i)), by wire transfer of immediately available funds to accounts designated by the Vendors.

Section 2.8	Contingent Consideration.

(1)	Subject to this Section 2.8, the Vendors shall be entitled to receive additional consideration (the “Contingent Payment”) for the Purchased Shares in an amount equal to $10,000,000 if any Parent Technical Report, individually or in conjunction with any previous Parent Technical Report, indicates (without duplication) a total mineral resource estimate (“Total Resource Estimate”) for the Area of Interest above 100 million silver equivalent ounces (“AgEq oz”) (the “AgEq oz Threshold”) across the measured mineral resource, indicated mineral resource and inferred mineral resource categories (each as defined in the CIM) during the Contingent Period, subject to the following conditions:

(a)	the aggregate of Contingent Payments shall be capped at a maximum of $10,000,000, being equal to an attributable Total Resource Estimate target amount of 120 million AgEq oz; and

(b)	the Contingent Payments shall be calculated based on the difference between the total AgEq oz across the measured mineral resource, indicated mineral resource and inferred mineral resource categories and the AgEq oz Threshold, multiplied by $500,000 per million AgEq oz. If the difference is less than 1,000,000 AgEq oz, the Contingent Payments shall be prorated on a linear interpolation basis. For example, if the total AgEq oz exceeds the AgEq oz Threshold by 500,000 AgEq oz, the Additional Contingent Payment shall be $250,000.

(2)	The AgEq Oz used to determine the Total Resource Estimate shall be based on fixed commodity prices for silver and other relevant metals set out in Exhibit E;

(3)	The total AgEq Oz used to determine the Total Resource Estimate in Section 2.8(1) shall include all the areas listed in Exhibit D of this Agreement and shall be equal to the sum of:

(a)	AgEq Oz indicated in the applicable Parent Technical Reports; plus

(b)	the Depletion Amount.

Exhibit E sets out a sample calculation of total AgEq used to determine the Total Resource Estimate for illustrative purposes only.

(4)       The Purchaser will, at its sole cost and expense, prepare and deliver to the Vendors:

(a)	a Parent Technical Report within 24 months following the Closing Date;

(b)	any other publicly disclosed mineral reserve and resource update that the Corporation prepares in the Ordinary Course (each, a “Resource and Reserve Update”) within the Contingent Period.

(each such date, a “Report Delivery Deadline”).

Each Parent Technical Report shall cover the Area of Interest (including, for certainty, Yen open pit mine and Chonta underground mine). If the Purchaser fails to prepare and deliver a Parent Technical Report by the applicable Report Delivery Deadline for whatever reason (whether within or beyond the Purchaser’s control), the Contingent Period for the purposes of this Section 2.8 shall be automatically extended by the number of days that the delivery of such Parent Technical Report is delayed beyond the original Report Delivery Deadline.

(5)	The preparation of the Parent Technical Report and any subsequent Parent Technical Report prepared during the Contingent Period shall be conducted by one of the independent qualified persons (as defined in NI 43-101) listed in Exhibit F (each a “QP”) that is acceptable to each Party.

(6)	During the Contingent Period, the Corporation shall incur and spend not less than the Minimum Exploration Drilling Expense. If the Corporation incurs and spends less than the Minimum Exploration Drilling Expense in either of the two consecutive 12-month periods following the Closing Date, the Purchaser shall pay the Vendors an amount equal to the deficiency between the Actual Exploration Drilling Expense and the Minimum Exploration Drilling Expense within 5 Business Days following the end of the applicable 12-month period. Promptly following the end of each 12-month period, the Purchaser shall promptly provide evidence reasonably satisfactory to the Vendors that the Minimum Exploration Drilling Expense has been incurred and spent.

(7)	Once in every six-month period during the Contingent Period, the Purchaser shall provide to the Vendors reasonable access to all data, reports and calculations obtained or prepared by the Purchaser with respect to the Owned Real Property and the Leased Real Property, including any such data, reports and calculations that have been used in preparing any Parent Technical Report. If the Vendors dispute any such data, reports and calculations used in preparing any Parent Technical Report that would result in a difference in the Total Resource Estimate of greater than 4 million AgEq oz, any of the Vendors may provide a written notice of dispute to the Purchaser within 20 Business Days following the receipt of any Parent Technical Report. The Parties agree to work expeditiously and in good faith in an attempt to resolve such dispute within 20 Business Days following the receipt by the Purchaser of such notice of dispute. Failing resolution of the dispute by the Parties, the dispute will be submitted for determination by a QP listed in Exhibit F that is acceptable to both Parties. Within 30 Business Days following submission of the dispute to a QP, such QP shall make a final determination, based solely on the written submissions of the Purchaser and the Vendors, binding on the Parties, with respect to each of the matters that are in dispute. The determination of such QP will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. Such QP is deemed to be acting as expert and not as arbitrator.

(8)	The Contingent Payment, if payable, shall made by the Purchaser within 5 Business Days following the later of: (a) the end of the 20 Business Day period as contemplated in Section 2.8(7) if no notice of dispute is provided by the Vendors; or (b) the final determination of the total Resource Estimate if a notice of dispute is provided under Section 2.8(7) (such applicable date being the “Contingent Consideration Payment Date”). For clarity, such payment may be made after the end of the Contingent Period, if the Parent Technical Report is delivered after the end of the Contingent Period as contemplated in Section 2.8(4).

(9)	If payable, the Contingent Payment will trigger additional Transaction Incentive Plan Expenses. The Purchaser shall deduct such additional Transaction Incentive Plan Expenses from the total Contingent Consideration and cause the beneficiaries thereof to receive their respective portion of such additional Transaction Incentive Plan Expenses.

(10)	All Contingent Consideration, net of any additional Transaction Incentive Plan Expenses, shall be made in cash by wire transfer of immediately available funds to the bank account(s) designed by the Vendors in writing not less than 2 business days of the Contingent Consideration Payment Date.

(11)	If the Purchaser is prevented or delayed by Force Majeure from performing its obligations under this Section 2.8, the Purchaser shall promptly notify the Vendors, and the Purchaser will have such additional time after the Force Majeure event ceases to exist as is equal to the duration of the Force Majeure event to make such payments, and/or perform such other obligations in such amounts and times as required under this Section 2.8. Upon the occurrence of a Force Majeure event, the Contingent Period for the purposes of this Section 2.8 shall be automatically extended by the number of days equal to the duration of the Force Majeure event

Section 2.9	Parent Guarantee.

The Parent hereby unconditionally and irrevocably guarantees in favour of the Vendors and, where applicable, the Corporation, the due and punctual performance by the Purchaser of the Purchaser’s obligations under this Agreement, including, without limitation, the due and punctual payment of the Purchase Price and any other monetary or non-monetary obligations, indemnities or liabilities pursuant to this Agreement. The Parent further agrees that its obligations under this guarantee are absolute, independent, and unconditional and shall not be affected by (i) any waiver, amendment, extension, modification, or renewal of any term of this Agreement or any related agreement; (ii) any failure or delay by the Vendors and, where applicable, the Corporation to enforce its rights under this Agreement or any other agreement against the Purchaser or any other party; (iii) the invalidity, irregularity, unenforceability, or cessation of the obligations of the Purchaser under this Agreement for any reason; or (iv) the bankruptcy, insolvency, liquidation, or dissolution of the Purchaser or any other party. The Parent agrees that each of the Vendors and/or, if applicable, the Corporation shall have the right to proceed directly against the Parent without first pursuing any remedies against the Purchaser in respect of any such matter before exercising its rights under this guarantee against the Parent, and the Parent acknowledges and agrees to be liable for all of the Purchaser’s obligations under this Agreement and that, upon any breach or default by the Purchaser, each of the Vendors and/or, if applicable, the Corporation may immediately demand performance or payment from the Parent, and the Parent shall fully and promptly comply as if it were the principal obligor of such obligations. The Parent’s obligations hereunder shall remain in full force and effect until all obligations of the Purchaser under this Agreement have been unconditionally and irrevocably satisfied in full to the benefit of each of the Vendors. The Parties further acknowledge and agree that this guarantee is provided to the sole and exclusive benefit and right of each of the Vendors, and no Person, whether the Corporation, the Purchaser, the Parent and/or any other Person, is entitled to waive and/or release any rights, obligations, and/or remedies in connection herewith.

Section 2.10	Purchase Price Adjustments Relating to Taxes.

Any cash Tax refunds or credits of Taxes that actually reduce the cash Tax liability of a Group Company (including any interest paid or credited with respect thereto) for any Pre-Closing Tax Period and that are actually reported and received by the Group Companies after the Closing Date shall be for the account of the Vendors. The Purchaser shall pay an amount equal to 100% of such refunds or credits (net of any Taxes actually payable thereon and any reasonable, documented out-of-pocket costs and expenses incurred by the Purchaser, any Group Company, or any of their respective Affiliates solely in connection with receiving, obtaining, or paying over such Tax refund or credit) to the Vendors in accordance with their Pro Rata Portion, within fifteen calendar days following the date such refunds or credits are paid or credited by the relevant Governmental Entity to the applicable Group Company. The obligation to pay the Vendors under this Section shall apply in all cases, except to the extent that any such Tax refund or credit: (i) was already taken into account in the calculation of the Purchase Price; (ii) is attributable to the carry-back of a net operating loss or other tax attribute generated after the Closing; (iii) is received after the third anniversary of the Closing Date; (iv) is required to be paid to a third party pursuant to a contract to which any Group Company was legally bound prior to the Closing; or (v) is subject to a then pending Tax audit or other proceeding, in which case the Purchaser shall hold the amount of such Tax refund or credit in escrow until the final non-appealable resolution of the audit or proceeding. Any payments made pursuant to this Section 2.10 shall constitute a dollar-for-dollar increase to the Purchase Price. The Purchaser shall have no right to set off any such payment against amounts due to the Purchaser or its Affiliates under this Agreement. To the extent any such Tax refund or credit paid to the Vendors under this Section 2.10, except as provided in Section 2.10(v) is subsequently disallowed or required to be repaid to the applicable Governmental Entity, the Vendors shall repay the amount of such Tax refund or credit paid to, or as directed by, the Vendors together with any interest, penalties or other additional amounts imposed by such Governmental Entity, other than interest, penalties or additional solely and directly attributable to the Purchaser’s actions or omissions. Any required repayment shall be made by the Vendors within 15 calendar days of written notice from the Purchaser, provided that such notice includes supporting documentation from the Governmental Entity evidencing the obligation to repay.

Section 2.11	Withholding Rights.

The Purchaser and the Group Companies shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law; provided, however, that the Purchaser shall use commercially reasonable efforts to notify the Vendors in writing of its intention to deduct and withhold such amounts and the reason therefore prior to the due date of the applicable payment, and the Purchaser and the Vendors shall reasonably cooperate in good faith to eliminate or reduce any such deduction or withholding (including, without limitation, through the request and provision of any statements, forms or other documents to reduce or eliminate such deduction or withholding). If the Purchaser (or, as applicable, the Group Companies) so deducts and withholds such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Purchaser (or, as applicable, the Group Companies) made such deduction and withholding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDORS

Section 3.1	Representations and Warranties Relating to the Group Companies.

Except as set forth in the correspondingly numbered section of the Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other sections of this Agreement and any other representations and warranties of the Vendors contained in this Agreement to the extent that its relevance to such other section, representation or warranty is reasonably apparent on its face), the Vendors severally (and not jointly and severally) represent and warrant as follows to the Purchaser Parties:

Corporate Matters

(1)	Incorporation and Qualification. Each Group Company is duly incorporated and validly existing under the Laws of the Republic of Peru. Each Group Company has the requisite corporate power and authority to own and operate its property, carry on its portion of the Business. The copies of the constating documents or by-laws of the Group Companies as in effect as of the date hereof, have been provided to Purchaser and reflect all amendments made thereto and are true and complete in all material respects.

(2)	No Conflict. Except for the filings, notifications and Authorizations described in Section 3.1(2)(b) of the Disclosure Letter, the consents, approvals and waivers described in Section 3.1(4) of the Disclosure Letter, and as disclosed in Section 3.1(2) of the Disclosure Letter, the execution and delivery of, and performance by, each Vendor of this Agreement, and the consummation of the transactions contemplated hereby:

(a)	do not and will not constitute or result in a breach or a violation of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of the constating documents or by-laws of any Group Company;

(b)	do not and will not constitute or result in a breach or a violation of, or allow any Person to exercise any rights under, any Material Contract to which any Group Company is a party;

(c)	do not and will not result in a breach or a violation, or cause the termination or revocation, of any material Authorization held by any Group Company that is necessary to the operation of the Business; and

(d)	do not and will not result in the violation of any Law.

(3)	Required Authorizations. Except as disclosed in Section 3.1(3) of the Disclosure Letter, no material filing with, notice to or Authorization of any Governmental Entity is required on the part of any Group Company in connection with the execution, delivery and performance of this Agreement or the performance of the Vendors’ obligations under this Agreement.

(4)	Required Consents. Except as disclosed in Section 3.1(4) of the Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract to the completion of the transactions contemplated by this Agreement.

(5)	Authorized and Issued Capital. Section 3.1(5) of the Disclosure Letter sets out the authorized capital of each Group Company, and the issued and outstanding shares in the capital of each Group Company as of the date hereof. The Vendors collectively own all of the issued and outstanding shares in the capital of the Corporation, free and clear of all Encumbrances (other than: (a) those restrictions on transfer, if any, contained in the constating documents of the Corporation; and (b) Liens created by the Purchaser). The Corporation owns 99% of the issued and outstanding shares in the capital of the Subsidiary and on the Closing Date, will own 100% of the issued and outstanding shares in the capital of the Subsidiary (the “Subsidiary Shares”), free and clear of all Encumbrances (other than: (a) those restrictions on transfer, if any, contained in the constating documents of the Subsidiary; and (b) Liens created by the Purchaser). The Purchased Shares and the Subsidiary Shares have been duly authorized and validly issued, and have not been issued in violation of any pre-emptive rights or rights of first refusal, and, except as disclosed in Section 3.1(5) of the Disclosure Letter, there are no shareholders’ agreements, pooling agreements, voting trusts, proxies, securities convertible into or exercisable or exchangeable for shares or other voting or equity interests in the Corporation or the Subsidiary, options or other rights or agreements, commitments or understandings of any kind to acquire from the Corporation or the Subsidiary, or an obligation of the Vendors or the Corporation to issue, transfer or sell, any shares or other voting or equity interests in the Corporation or the Subsidiary or other agreements or understandings with respect to the voting of the Purchased Shares and the Subsidiary Shares. Except (a) for the Subsidiary Shares owned by the Corporation or (b) as disclosed in Section 3.1(5) of the Disclosure Letter, none of the Group Companies owns any shares or other ownership, equity, partnership, joint venture or proprietary interests in any other Person.

(6)	No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, and as disclosed in Section 3.1(6) of the Disclosure Letter, no Person has any written or oral agreement, option or warrant, or any other right or privilege capable of becoming such (whether by Law, pre-emptive or contractual granted by any Group Company), for the purchase, subscription, allotment or issuance of any of the unissued shares or other equity securities of any Group Company.

General Matters Relating to the Business

(7)	Absence of Certain Changes. Except as disclosed in Section 3.1(7) of the Disclosure Letter, from the Interim Balance Sheet Date through the date hereof, the Business has been carried on in the Ordinary Course and there has not been any change or event that had, or would reasonably be expected to have, a Material Adverse Effect.

(8)	Compliance with Laws. Each Group Company is conducting its portion of the Business in compliance in all material respects with all Laws.

(9)	Authorizations. Each Group Company has all material Authorizations which are necessary for it to conduct its portion of the Business as currently conducted. Such material Authorizations are valid, subsisting and in good standing, and there are no outstanding material defaults or breaches thereunder on the part of any Group Company, except for the matters listed in Section 3.1(9) of the Disclosure Letter. To the knowledge of the Vendors, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Authorization necessary for each Group Company to conduct Business as currently conducted.

(10)	Customers and Suppliers. Section 3.1(10) of the Disclosure Letter sets out the 5 largest customers and the 5 largest suppliers of the Group Companies by dollar amount as at the date of the Interim Financial Statements. Except as set out in Section 3.1(10) of the Disclosure Letter, no such customer or supplier has given any Group Company written notice terminating or canceling any Contract or relationship with any Group Company.

(11)	Property.

(a)	Section 3.1(11)(a) of the Disclosure Letter sets forth all real property owned by any Group Company (collectively, the “Owned Real Property”). Each Group Company has good and marketable fee simple title to its Owned Real Property, free and clear of all Encumbrances, except (A) Permitted Encumbrances and (B) as set forth in Section 3.1(11)(a) of the Disclosure Letter.

(b)	Section 3.1(11)(b) of the Disclosure Letter sets forth all real property leased by any Group Company or with respect to which any Group Company has Access Rights (collectively, the “Leased Real Property”). Each Group Company holds a valid and enforceable leasehold interest or other Access Rights in its Leased Real Property, free and clear of all Encumbrances except (A) Permitted Encumbrances and (B) as set forth in Section 3.1(11)(b) of the Disclosure Letter, free and clear of all Encumbrances except (A) Permitted Encumbrances and (B) as set forth in Section 3.1(11)(b) of the Disclosure Letter.

(c)	Section 3.1(11)(c) of the Disclosure Letter sets forth a true and complete list of mining concessions and mining claims owned by any Group Company (collectively, the “Owned Mining Concessions”). The Corporation is the sole owner of and holds good and marketable title to Owned Mining Concessions free and clear of all Encumbrances, except (A) Permitted Encumbrances and (B) as set forth in Section 3.1(11)(c) of the Disclosure Letter. All such Owned Mining Concessions are in good standing, in full force and effect and, to the knowledge of the Vendor, have been located and maintained in accordance with applicable Laws in all material respects.

(d)	Section 3.1(11)(d) of the Disclosure Letter sets forth a true and complete list of mining concessions leased by any Group Company (collectively, the “Leased Mining Concessions”). The Chonta Mine Owner is the sole owner of and holds good and marketable title to the Leased Mining Concessions, free and clear of all Encumbrances, except (A) Permitted Encumbrances and (B) as set forth in Section 3.1(11)(d) of the Disclosure Letter. The Chonta Mine Operator holds a valid and enforceable leasehold interest in all such Leased Mining Concessions, free and clear of all Encumbrances except (A) Permitted Encumbrances and (B) as set forth in Section 3.1(11)(d) of the Disclosure Letter. To the knowledge of the Vendors, all such Leased Mining Concessions are in good standing, in full force and effect and have been located and maintained in accordance with applicable Laws in all material respects.

(e)	Section 3.1(11)(e) of the Disclosure Letter sets forth all Royalties to which the Mines, any Owned Real Property, any Leased Real Property any Owned Mining Concessions and/or any Leased Mining Concessions are subject.

(f)	The Corporation owns and has such right and title to the Mines (except for the Chonta Mine), free and clear of all Liens except for Permitted Encumbrances, as is necessary to carry on the Business in the manner which it is currently carried on. To the knowledge of the Vendors, upon the exercise (if any) of the Chonta Share Option Agreements, the Corporation will, indirectly through its interest in the Chonta Mine Operator own a leasehold interest in the Chonta Mine, free and clear of all Liens, except for Permitted Encumbrances as is necessary to carry on the Business in the manner in which it is currently carried on.

(g)	The Group Companies have not received any written notice from any third parties of adverse claims, or challenges to the title or ownership of, the Huachocolpa Uno Mine and Yen Mine, and, to the knowledge of the Vendors, the Chonta Mine. The Group Companies have not received any written notice from any Governmental Entity of any revocation or intention to revoke any interest of the Group Companies in the Huachocolpa Uno Mine and Yen Mine, and, to the knowledge of the Vendors, the Chonta Mine.

(h)	Except as set forth in Section 3.1(11)(h) of the Disclosure Letter, title to the Mines is not subject to a partnership, joint venture, or other analogous arrangement.

(i)	The good standing fees (derechos de vigencia) and production penalties with respect to the Owned Mining Concessions and the Leased Mining Concessions that are due, payable and have as payment deadline June 30, 2024 have been paid in accordance with applicable Laws and there are no outstanding payments in connection therewith that, if not made as of the date hereof, adversely affect the title and/or rights to the Owned Mining Concessions or the Leased Mining Concessions.

(j)	Each mining concession and mining claim relating to the Mines is in full force and effect and in good standing in accordance with applicable Law in all material respects, and the Group Companies have not received any written notice from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke any Leased Real Property, Owned Mining Concessions or Leased Mining Concessions or any other interests in the Mines.

(k)	(i) to the Vendor’s knowledge, no Group Company is subject to any outstanding remedial order or any written notice from any Governmental Entity in respect of which it has not materially complied regarding the Mines; (ii) the Group Companies have not entered into any agreements to sell, transfer, encumber or otherwise dispose of or impair its right, title and interest in and to the Mines; and (iii) there is no third party having possession on any portion of the area covered by the Mines.

(l)	The Group Companies have not received written notice of any pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Mines.

(m)	The Leased Real Property and the Owned Mining Concessions, the Owned Real Property and the Leased Mining Concessions are the only real properties and mining concessions required to carry out mining activities on the Mines, including exploration, development, beneficiation and exploitation.

(n)	Except as set forth in Section 3.1(11)(n) of the Disclosure Letter, there are no mining concession requests or mining concessions with first preference granted in favor of third parties that overlap with any of the Owned Mining Concessions or the Leased Mining Concessions.

(o)	Except as set forth in Section 3.1(11)(o) of the Disclosure Letter, the Subsidiary is the exclusive owner of the Transmission Assets, free and clear of all Encumbrances. The Transmission Assets susceptible of being recorded are duly recorded in the name of the Subsidiary.

(p)	The Owned Real Property are the only real properties required to operate the Transmission Assets.

(12)	Material Contracts.

(a)	Except for the Contracts described in Section 3.1(12)(a) of the Disclosure Letter and the Employee Plans set out in Section 3.1(18)(a) of the Disclosure Letter (collectively, the “Material Contracts”), none of the Group Companies is a party to or bound by any:

(i)	continuing Contract involving the performance of services, purchase or delivery of goods or materials, or payments to or by, the Group Companies with payment or expenditure obligations or incurred obligations in excess of $1,000,000 in the full 2024 calendar year;

(ii)	trust indenture, mortgage, promissory note, loan agreement or other Contract relating to indebtedness with an outstanding principal amount in excess of $500,000 in the aggregate;

(iii)	agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person in excess of $500,000 in the aggregate;

(iv)	Contract involving loans or financing to any Person in excess of $500,000;

(v)	Contract for the purchase or sale or minerals from or to any Person, including with [Redacted - Commercially Sensitive Counterparty].

(vi)	Exploitation agreements with [Redacted - Commercially Sensitive Counterparty].

(vii)	Contract for capital expenditures that requires annual future payments in excess of $500,000 in the aggregate;

(viii)	Contract limiting the freedom of the Group Companies to engage in any line of business, set the material terms of its Contracts, compete with any other Person, solicit any Persons for any purpose or otherwise to conduct its portion of the Business, excluding customary confidentiality agreements;

(ix)	Contract pursuant to which one or more Group Companies has entered into a material joint venture, strategic alliance, partnership or similar arrangement with any Person other than the other Group Company;

(x)	Contract pursuant to which one or more Group Companies has an agreement, option or warrant, or any other right or privilege capable of becoming such, for the purchase, subscription, allotment or issuance of any shares or other equity securities of another Person;

(xi)	agreements with local communities related to the Mines under which the Group Companies have assumed a valid, binding and enforceable obligation; or

(xii)	any contracts and other agreements that are material for the applicable Group Company and the continuation of its Business as currently conducted.

(b)	Assuming each Material Contract is binding and enforceable against the other party or parties thereto, each Material Contract constitutes a valid and binding obligation of the applicable Group Company except: (i) subject only to any limitation under Laws relating to (A) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (B) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; and (ii) where the failure to be so valid, binding and enforceable would not reasonably be expected to have a Material Adverse Effect. The Group Companies are not in default under any Material Contract in any material respect. To the knowledge of the Vendors, no other party to a Material Contract is in default under any Material Contract in any material respect. To the Vendors’ knowledge, there is no intention on the part of any of the other parties to a Material Contract to terminate any of them.

(13)	Intellectual Property.

(a)	Other than as set forth in Section 3.1(13) of the Disclosure Letter, the Group Companies do not own, use or have title to any registrations, nor has it submitted any applications for registration, for any Intellectual Property.

(b)	The Group Companies are in compliance with, in all material respects, the applicable Law and third party rights granted for the ownership, use or title to the Intellectual Property that is necessary for the Business, as currently conducted.

Financial Matters

(14)	Financial Statements. The Financial Statements and the Interim Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with the preceding period, and each presents fairly in all material respects: (a) the financial position of the Business as at the respective dates thereof; and (b) the results of operations and cash flows of the Business for the period covered thereby.

(15)	Undisclosed Liabilities and Inventory.

(a)	Since the Interim Balance Sheet Date, none of the Group Companies has any liabilities of the type required to be reflected as liabilities on a balance sheet prepared in accordance with IFRS, except for: (a) liabilities reflected or reserved against in the Financial Statements or Interim Financial Statements; (b) current liabilities incurred since the Interim Balance Sheet Date in the Ordinary Course; or (c) as disclosed in Section 3.1(15) of the Disclosure Letter.

(b)	Obsolete or otherwise impaired inventory of the Group Companies has been properly identified and reflected in the financial records in accordance with IFRS and, and all such records fairly present the inventory of the Group Companies as of the date of the Adjustment Statement.

Particular Matters Relating to the Business

(16)	Environmental Matters.

(a)	Except as disclosed in Section 3.1(16) of the Disclosure Letter:

(i)	the Group Companies are in possession of, and are and have for the past three years been in material compliance with, all Environmental Permits that are required to conduct the Business as it is currently conducted and to maintain the Mines and the Transmission Assets as maintained as of the Closing Date. All such Environmental Permits are in good standing and, to the knowledge of the Vendors, there are no claims, actions, suits or proceedings by or before any Governmental Entity (i) relating to material non-compliance or material breach of any such Environmental Permits, or (ii) which have been initiated to modify or revoke any such Environmental Permit;

(ii)	each Group Company is conducting its portion of the Business in compliance in all material respects with all Environmental Laws. To the knowledge of the Vendors, no activities have been carried out by the Group Companies that have caused the release of any Hazardous Substance on, from or under the Mines or the Transmission Assets, which constitute a material breach under an Environmental Permit and/or the applicable Environmental Laws;

(iii)	the Group Companies have not been required in writing by any Governmental Entity to: (i) alter the Mines or the Transmission Assets in a material way in order to be in compliance with Environmental Laws; or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial activities on, about or in connection with such property; which, in each case, has not been complied with or cured in compliance with Environmental Laws, or which remains outstanding and unresolved; and

(iv)	neither the Vendors nor the Group Companies have received written notice from any Governmental Entity alleging that the Group Companies or the Business have been or are in violation of, or liable under, or are required to take preventative or corrective measures under any Environmental Law or received any written request for information relating to an actual violation of or liability under Environmental Law, which in either case remains outstanding or unresolved. To the knowledge of the Vendors, the Group Companies are not subject to any investigation (notified in writing to the corresponding Group Company) by any Governmental Entity with respect to an action of or liability under any Environmental Law, which matter remains outstanding or unresolved.

(b)	Copies of all material reports and documents relating to the environmental matters affecting the Group Companies, the Mines or the Transmission Assets, which are in the possession or under the control of the Vendor have been made available to the Purchaser.

(17)	Employees.

(a)	Except as disclosed in Section 3.1(17) of the Disclosure Letter, there are no collective agreements in force with respect to employees of the Group Companies.

(b)	Except as disclosed in Section 3.1(17) of the Disclosure Letter, there are no works councils or employee representative bodies which by law or any collective bargaining agreement are binding to the Group Companies and related to the Business.

(c)	Except as disclosed in Section 3.1(17) of the Disclosure Letter, there is no labour strike, dispute, work slowdown or stoppage pending or, to the knowledge of the Vendors, threatened, against any Group Company.

(d)	Except as disclosed in Section 3.1(17) of the Disclosure Letter, no employee of any of the Group Companies has any agreement as to length of notice or termination payment required to terminate his or her employment, including in connection with the execution of this Agreement, other than such as results by Law from the employment of an employee without an agreement as to notice or termination.

(e)	Section 3.1(17) of the Disclosure Letter contains a complete list of all individuals who are employees specifying the length of service, age, title or classification, salary and applicable Employee Plan. To the knowledge of the Vendors, the Group Companies have engaged outsourcing and intermediation companies or entities of similar nature and independent contractors in order to obtain personnel for the execution of the activities of the Business and such engagement has been carried out in compliance with the applicable Laws in all material respects.

(f)	There are no outstanding stock option plans, stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of the Group Companies.

(g)	To the knowledge of the Vendors, no allegations of sexual harassment or misconduct have been made against any current officers or directors of the Group Companies nor the Group Companies have entered into any settlement agreements related to allegations of sexual harassment or misconduct by any current officers or directors of the Group Companies.

(h)	All compensation, including wages, social benefits, commissions and bonuses, and pension and social security payments, accrued and payable to employees, pension fund administrators, health institutions, independent contractors or consultants of the Group Companies for services performed on or prior to the Closing Date have either been paid in full, or will be processed through normal payroll practices on the next regularly scheduled payroll date after the Closing Date.

(i)	The Group Companies are in material compliance with all applicable Laws regarding employment and employment practices, including all Laws regarding terms and conditions of employment, hiring, worker classification (for purposes of overtime), occupational safety and health in the workplace, wages and hours, employee leave issues (vacations, leaves, maternity, among others), child labor, immigration, employment discrimination, disability rights or benefits, profit sharing, legal and extralegal benefits, labor relations, severance payments, social security and healthcare, equal opportunity, closures and layoffs, affirmative actions, and workers’ compensation.

(j)	The Group Companies are not engaged in any unfair labour practices.

(k)	Except as disclosed on Section 3.1(17)(k) of the Disclosure Letter, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing by the Group Companies pursuant to any workplace safety and insurance Laws, and there are no valid and mandatory obligations under applicable occupational health and safety Laws relating to the Business which are currently outstanding and legally enforceable against the Group Companies.

(l)	This Section 3.1(16)(a)(iv) and Section 3.1(18) contain the only representations and warranties of the Vendors with respect to labour and employment matters, and no other representation or warranty of the Vendors contained in this Agreement shall be construed to relate to such matters.

(18)	Employee Plans.

(a)	Section 3.1(18)(a) of the Disclosure Letter lists all Employee Plans.

(b)	No Employee Plan is maintained, sponsored or funded by any of the Vendors.

(c)	All Employee Plans have been established, registered and administered in compliance in all material respects with the terms of each Employee Plan and the applicable Laws.

(d)	None of the Employee Plans (other than pension plans) provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependants of retired employees.

(e)	The consummation of the transactions contemplated hereby will not, either alone or in combination with another event (where such other event by itself would not result in such consequence), accelerate the time of payment or vesting, or increase the amount of compensation due by any of the Group Companies to any current or former director, officer, employee or consultant of the Group Companies.

(f)	Other than routine claims for benefits, no Employee Plan is subject to any pending action, examination, claim (including claims for Taxes) or any other proceeding initiated by any Person.

(g)	This Section 3.1(18) contains the only representations and warranties of the Vendors with respect to Employee Plans, and no other representation or warranty of the Vendors contained in this Agreement shall be construed to relate to such matters.

(19)	Insurance. Section 3.1(18)(a) of the Disclosure Letter lists the insurance policies which are maintained by the Group Companies setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any material pending claims. The Group Companies are not in material default with respect to the payment of any premiums under any insurance policy, and the Group Companies have not failed to give any material notice or to present any material claim under any insurance policy when due.

(20)	Litigation. Except as described in Section 3.1(20) of the Disclosure Letter, as of the date hereof, there are no actions, suits, proceedings, arbitrations, or other alternative dispute resolution processes involving any Group Company duly notified and delivered in writing to the relevant Group Company.

(21)	Taxes. Except as described in Section 3.1(21) of the Disclosure Letter:

(a)	each of the Group Companies has filed or caused to be filed all Tax Returns that are required to be filed by, or with respect to, the applicable Group Company (taking into account any applicable extension of time within which to file);

(b)	all Taxes and Tax liabilities of the Group Companies that are due and payable, have been paid, including, but not limited to, any third party withheld tax, or accrued and adequately disclosed and fully provided for in its books and records, and in the Interim Financial Statements, except for those Taxes or Tax liabilities that are being diligently contested in good faith and for which adequate provisions have been made. Other than amounts included in the Interim Financial Statements, no Group Company has any liability for any Taxes in respect of any Pre-Closing Tax Period;

(c)	each Group Company has the corresponding supporting documentation regarding the determination of any and all Taxes filed by such Group Company, to the Peruvian Tax Authority, and such supporting documentation is in its records in accordance with the applicable Law;

(d)	the Group Companies are not currently under audit or other examination of Taxes by any Governmental Entity nor has the Group Companies received any written notices from any taxing authority that such an audit or examination is contemplated or pending;

(e)	the Group Companies have not entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Group Companies that has not expired;

(f)	no Group Company is presently contesting any Tax liability of the Group Company before any court, tribunal or agency and no audit of any Group Company is currently ongoing by any Governmental Entity and there are no outstanding issues which have been raised and communicated to a Group Company by any Governmental Entity; and

(g)	no Group Company is, or has been, a party to any scheme, transaction or arrangement which is disclosable or reportable to a Governmental Entity under mandatory disclosure Laws relating to the avoidance or evasion of Tax.

Notwithstanding any other provision of this Agreement, nothing in this Agreement shall be construed as providing a representation or warranty with respect to (A) the existence, amount, utilization, expiration date or limitation on (or availability of) any Tax attribute of any of the Group Companies, or (B) any Taxes attributable to any Tax periods (or portions thereof) beginning after, or Tax positions taken after, the Closing.

(22)	Anti-Corruption, Anti-Bribery Laws, AML Laws, Child and Forced Labor, Sanctions, Data Security and Privacy.

(a)	None of the Group Companies or any of their respective directors or senior executives, in carrying out or representing the Business anywhere in the world, have violated the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or the anti-corruption Laws of any other jurisdiction where the Business is carried on (collectively, “Anti-Corruption Laws”).

(b)	To the knowledge of the Vendors, none of the Group Companies or any of their respective directors or senior executives or third parties, in carrying out or representing the Business has taken any action either directly or indirectly that would result in a violation of the Anti-Corruption Laws, including (without limitation) using corporate funds for making, offering, authorizing or promising any illegal payment, contribution, unlawful gift, entertainment, bribe, rebate, kickback, funds, property, or any other thing of value, regardless of form or amount, to any Public Official.

(c)	To the knowledge of the Vendors, none of the Group Companies or any of their respective directors or senior executives, in carrying out or representing the Business are and have been in material compliance with all applicable anti-money laundering Laws, (collectively, “AML Laws”). To the knowledge of the Vendors, there is no notice of any pending or ongoing enforcement action against the Group Companies, or any of their respective directors or senior executives, in carrying out or representing the Business relating to any violation of any AML Law related to the Business. To the knowledge of the Vendors, there is no notice of any investigation against the Group Companies or any of their respective directors or senior executives, in carrying out or representing the Business relating to any violation or potential violation of AML Law related to the Business.

(d)	To the knowledge of the Vendors, the Group Companies have not violated any applicable Laws governing exports, imports or re-exports to or from any country, including the applicable export or re-export of goods, services or technical data from such country, or imposing trade embargoes or applicable economic sanctions against other countries or Persons (such legal requirements being collectively referred to as “Export Controls”). To the knowledge of the Vendors, there is no notice of any pending or ongoing enforcement action against the Group Companies or any of their respective officers, directors or employees relating to any violation of any Export Controls related to the Business. To the knowledge of the Vendors, there is no written notice of any investigation or inquiry pending or ongoing against the Group Companies or any of their respective officers, employees, contractors, agents, distributors, consultants or other Person acting on behalf of the Group Companies relating to any violation or potential violation of any Export Controls related to the Business. This section shall not be interpreted or applied in relation to the Group Companies and their respective directors, officers, employees and agents to the extent the representations made under this section violate or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(e)	The Agreement does not unlawfully benefit, directly or indirectly, any Public Official.

(f)	None of the Group Companies is or has been the subject of any actual or threatened investigation, inquiry or other legal proceedings regarding any non-compliance or alleged non-compliance with, or has violated, any applicable Laws related to child labor or forced labor. None of the Group Companies has employed, engaged or otherwise used child labor or forced labor or, to the knowledge of the Vendors, used goods that were produced in whole or in part using child labor or forced labor. The Group Companies maintain appropriate policies and procedures that include exercising due diligence to prevent, identify and report the use of child labor and forced labor and an appropriate complaints procedure to respond to any breaches of such policies.

(g)	Neither the Group Companies nor, to the knowledge of the Vendors, any of their respective directors, officers, supervisors, managers, employees, agents, contractors, distributors, or consultants is a Sanctioned Person. This section shall not be interpreted or applied in relation to the Group Companies and their respective directors, officers, employees and agents to the extent the representations made under this section violate or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(h)	Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, each of the Group Companies is in compliance (and, since January 1, 2020, has complied), with the requirements of all applicable Data Security and Privacy Requirements.

(23)	Brokers. Except as disclosed in Section 3.1(23) of the Disclosure Letter, no broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Group Companies.

(24)	Transactions with Related Parties. Section 3.1(24) of the Disclosure Letter sets forth all Contracts between any of the Group Companies, on the one hand, and any Affiliate of the Group Companies, any Vendor, or any shareholder, director, officer or employee of any such Affiliate, Vendor or Group Company, on the other hand. Except as set forth in Section 3.1(11) of the Disclosure Letter, no Affiliate of any of the Group Companies, Vendor, or any shareholder, director, officer or employee of the Group Companies, such Affiliate or Vendor owns any material property right, tangible or intangible, which is used by the Group Companies and material for the conduct of the Business.

(25)	Mineral Reserves and Resources. The Kolpa Technical Report has been prepared and complies in all material respects with NI 43-101. The estimated mineral reserves or estimated mineral resources of the Mines, as provided for in the Kolpa Technical Report have been prepared in accordance with Canadian industry standards set forth in NI 43-101; and the method of estimating the mineral resources and mineral reserves has been verified by mining experts who are Qualified Persons (as such term is defined in Nl 43-101). The Vendor has provided the Purchaser with all material Technical Information in their control or possession or in the control or possession of the Group Companies, including, without limitation, reports as to estimated aggregate ore reserves and mineral resources of the Mines. The information provided by the Group Companies, or the Vendor (as applicable) to the persons responsible for the preparation of such estimates (including estimates forming part of the Technical Information) was complete and accurate in all material respects at the time such information was furnished and there have been no material changes to such information since the date of delivery or preparation thereof. To the extent that any assumptions and estimations were made in the preparation of such Technical Information, such assumptions and estimations are reasonable.

(26)	No Bankruptcy. No act or proceeding has been taken by or against the Group Companies in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of a Group Company nor, to the knowledge of the Vendors, is any threatened, or the appointment of a trustee, receiver, manager or other administrator of the Group Companies or its respective properties or assets. The Corporation has not sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or equivalent legislation of Peru.

(27)	Corporate Records. The corporate records and minute books of the Group Companies are maintained in accordance with applicable Laws and by the Closing Date will be complete and accurate in all material respects. In all material respects and as required under the applicable Laws, the financial books and records and accounts of the Group Companies (i) have been maintained in the Ordinary Course, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of property or assets of the Group Companies, and (iii) accurately and fairly reflect the basis for the Financial Statements.

(28)	Title to and Sufficiency of Assets. The property and assets owned, leased or otherwise used by the Group Companies constitute all of the property and assets used or held for use in connection with the Business and are sufficient to permit the continued operation of the Business in substantially the same manner as conducted as of the date hereof.

(29)	NGOs and Community Groups. There is no material dispute between the Group Companies and any non-governmental organization, community, or community group with respect to the Mines.

(30)	Receivables. All receivables are recorded in the Financial Records of the Group Companies, as the case may be.

(31)	[Redacted - Representation regarding transactions with certain commercially sensitive counterparties]

(32)	Yen Mine and Chonta Mine.

(a)	The Yen Mine is currently operated by the Yen Mine Operators pursuant to mining exploitation agreements disclosed as Material Contracts in the Disclosure Letter and all minerals extracted from the Yen Mine are committed to be sold to the Corporation under mineral purchase agreements disclosed as Material Contracts in the Disclosure Letter.

(b)	The exploitation of the Yen Mine and purchase of the minerals extracted from the Yen Mine by the Corporation is being conducted in compliance in all material respects with all Laws and the Yen Mine Operators have obtained all material Authorizations which are necessary to operate the Yen Mine. Such material Authorizations are valid, subsisting and in good standing, and there are no outstanding material defaults or breaches thereunder on the part of the Yen Mine Operators. To the knowledge of the Vendors, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any material Authorization necessary for the Yen Mine Operators to operate the Yen Mine.

(c)	The Chonta Mine is currently operated by the Chonta Mine Operator pursuant to the Chonta Mining Lease Agreement and all minerals extracted from the Chonta Mine are committed to be sold to the Corporation under a mineral purchase agreement disclosed as a Material Contract in the Disclosure Letter. The exploitation of the Chonta Mine and purchase of the minerals extracted from the Chonta Mine by the Corporation is being conducted in compliance in all material respects with all Laws.

(d)	The Chonta Share Option Agreements constitutes a valid and binding obligation of the parties thereto and grant the Corporation valid and preferential call option rights to purchase all of the outstanding shares in Chonta Mine Operator pursuant to the terms thereof. The Chonta Share Option Agreements have been duly recorded in the share ledger of the Chonta Mine Operator and are duly enforceable against the Chonta Mine Operator. The Corporation is not in default under any of the Chonta Share Option Agreements. To the knowledge of the Vendors, no other party to the Chonta Share Option Agreements is in default under the Chonta Share Option Agreements. To the Vendors’ knowledge, there is no intention on the part of any of the other parties to the Chonta Share Option Agreements to terminate any of them.

(33)	Disclaimer of Warranties. It is the explicit intent of the Parties that none of the Vendors, the Group Companies or any other Person is making any representation or warranty whatsoever, express or implied, with respect to the Business or the Group Companies, or their respective assets, operations, liabilities, condition (financial or otherwise) or prospects (including any implied warranty or representation as to the accuracy or completeness of any information provided or made available to the Purchaser or any of its Affiliates or its or their respective representatives, or as to the value, condition, merchantability or suitability of any of those assets of the Group Companies), beyond those expressly given in this Section 3.1.

Section 3.2	Representations and Warranties Relating to the Vendors.

Each Vendor, severally (and not jointly and severally), as to itself only, represents and warrants, as follows to the Purchaser:

(1)	Formation and Qualification. Such Vendor is an entity formed and existing under the Laws of the jurisdiction set out opposite the name of such Vendor in Section 3.2(1) of the Disclosure Letter. Such Vendor has the requisite power and authority to own and operate the property of such Vendor, carry on such Vendor’s business, and enter into and perform such Vendor’s obligations under this Agreement.

(2)	Authorization. The execution and delivery of, and performance by, such Vendor of this Agreement, and the consummation of the transactions contemplated hereby, have been authorized by all necessary action on the part of such Vendor.

(3)	No Conflict. Except for the filings, notifications and Authorizations described in Section 3.2(4) of the Disclosure Letter, the consents, approvals and waivers described in Section 3.1(4) of the Disclosure Letter, and as disclosed in Section 3.1(2) of the Disclosure Letter, the execution and delivery of, and performance by, such Vendor of this Agreement, and the consummation of the transactions contemplated hereby:

(a)	do not and will not constitute or result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of such Vendor’s constating documents;

(b)	do not and will not constitute or result in a breach or a violation of, or conflict with or allow any Person to exercise any rights under, any Contract to which such Vendor is a party, in each case, which would have a Material Adverse Effect or materially impede or delay the consummation of the transactions contemplated hereby;

(c)	do not and will not result in a breach or a violation, or cause the termination or revocation, of any Authorization held by such Vendor that is necessary to the ownership by such Vendor of its Purchased Shares; and

(d)	do not and will not result in the violation of any Law.

(4)	Required Authorizations. No filing with, notice to or Authorization of any Governmental Entity is required on the part of the Vendors as a condition to the Vendor’s execution, delivery or performance of this Agreement nor lawful completion of the transactions contemplated by this Agreement.

(5)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by such Vendor, and constitutes a legal, valid and binding obligation of such Vendor, enforceable against such Vendor in accordance with its terms subject only to any limitation under Laws relating to: (a) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights; and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(6)	No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, no Person has any written or oral agreement, option or warrant, or any other right or privilege capable of becoming such (whether by Law, pre-emptive or contractual granted by such Vendor), for the purchase or acquisition from such Vendor of any of such Vendor’s Purchased Shares.

(7)	Title to Purchased Shares. Such Vendor owns that number of Purchased Shares set out opposite the name of such Vendor in Exhibit A. Such Vendor owns such number of Purchased Shares as the registered and beneficial owner with good title, free and clear of all Liens other than: (a) those restrictions on transfer, if any, contained in constating documents of the Corporation; and (b) Liens created by the Purchaser. Upon completion of the transactions contemplated by this Agreement, such Vendor will have transferred to the Purchaser good and valid title to the Purchased Shares owned by such Vendor, free and clear of all Liens other than: (a) those restrictions on transfer, if any, contained in the constating documents of the Corporation; and (b) Liens created by the Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Section 4.1	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to the Vendors:

(1)	Incorporation and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. The Purchaser has the corporate power and authority to own and operate its property, carry on its business, and enter into and perform its obligations under this Agreement.

(2)	Authorization. The execution and delivery of, and performance by, the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Purchaser and no other action on the part of the Purchaser is necessary to authorize the execution, delivery or performance by the Purchaser of this Agreement and the consummation of the transactions hereof.

(3)	No Conflict. The execution and delivery of, and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby:

(a)	do not and will not constitute or result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Purchaser’s constating documents or by-laws;

(b)	do not and will not constitute or result in a breach or a violation of, or conflict with or allow any Person to exercise any rights under, any Contract to which the Purchaser is a party; and

(c)	do not result in the violation of any Law.

(4)	Required Authorizations. Neither the execution, delivery or performance of this Agreement nor the lawful completion of the transactions contemplated by this Agreement will (a) require the Purchaser to make any filing with, give notice to, or obtain Antitrust Clearance or any consent from the Antitrust Authority and/or any Governmental Entity or any other Person, (b) breach or violate any law or order applicable to the Purchaser or give the Antitrust Authority and/or any Governmental Entity the right to exercise any remedy or obtain any relief under any law or order (including the right to revoke, withdraw, suspend, cancel, terminate or modify any governmental authorization).

(5)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject only to any limitation under Laws relating to: (a) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights; and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(6)	Purchaser’s Financing. The Purchaser has, and will have at Closing, sufficient and immediately available funds (through existing credit facilities or otherwise) to enable it to complete the purchase of the Purchased Shares and the other transactions contemplated by this Agreement. The Purchaser acknowledges that its obtaining financing is not a condition to any of its obligations under this Agreement, regardless of the reasons that financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, regardless of whether any such financing is obtained, the Purchaser is obligated to complete the transactions contemplated by this Agreement, subject to and on the terms of this Agreement. The source of funds that Purchaser will use for the payment of the Purchase Price and/or any other amount pursuant to this Agreement are not derived from, or related to, any activity that is illegal or illegitimate or deemed criminal under the Laws, the laws of Canada or any other jurisdiction, nor are they derived from any account, Person, or entity located in a jurisdiction that: (i) is a Sanctioned Person; (ii) is listed on any of the lists of the Office of Foreign Assets Control (OFAC) prohibited countries, territories and Persons (found on the Office of Foreign Assets Control (OFAC) website at www.treas.gov/ofac) or subject to the Office of Foreign Assets Control (OFAC) regulations or sanctions; (iii) has been designated a “non-cooperative country or territory” by the Financial Action Task Force on Money Laundering; (iv) has been designated as a “primary money laundering concern” subject to “Special Measures for Jurisdictions, Financial Institutions, or International Transactions of Primary Money Laundering Concern” regulations implemented by the US Department of Treasury or Financial Crimes Enforcement Network.

(7)	Solvency. The Purchaser is not a party to any liquidation, bankruptcy, insolvency, reorganization or moratorium action, claim or proceeding involving the Purchaser and no such action, claim or proceeding is threatened against the Purchaser. The Purchaser has not made, caused, or proposed any arrangement or other form of general agreement or solicitation with their creditors or any class of creditors. The Purchaser shall have adequate and sufficient solvency, financial resources and means to undertake, perform, deliver and consummate the transactions agreed hereunder.

(8)	Litigation. There are no actions, suits, appeals, claims, applications, investigations, orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress, pending or, to the Purchaser’s knowledge, threatened, against the Purchaser, which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement.

(9)	Brokers. Other than Accelera Capital Inc., no broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

Section 4.2	Representations and Warranties of the Parent.

The Parent represents and warrants as follows to the Vendors:

(1)	Incorporation and Qualification. The Parent is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. The Parent has the corporate power and authority to own and operate its property, carry on its business, and enter into and perform its obligations under this Agreement.

(2)	Authorization. The execution and delivery of, and performance by, the Parent of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Parent and no other action on the part of the Parent is necessary to authorize the execution, delivery or performance by the Parent of this Agreement and the consummation of the transactions hereof.

(3)	No Conflict. The execution and delivery of, and performance by the Parent of this Agreement and the consummation of the transactions contemplated hereby:

(a)	do not and will not constitute or result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Parent’s constating documents or by-laws;

(b)	do not and will not constitute or result in a breach or a violation of, or conflict with or allow any Person to exercise any rights under, any Contract to which the Parent is a party; and

(c)	do not result in the violation of any Law.

(4)	Required Authorizations. Except as disclosed in Schedule 4.2(4) hereof, no filing with, notice to or Authorization of any Governmental Entity is required on the part of the Parent as a condition to the Parent’s execution, delivery or performance of its obligations under this Agreement.

(5)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Parent, and constitutes a legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms subject only to any limitation under Laws relating to: (a) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights; and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(6)	Solvency. The Parent is not a party to any liquidation, bankruptcy, insolvency, reorganization or moratorium action, claim or proceeding involving the Parent and no such action, claim or proceeding is threatened against the Parent. The Parent has not made, caused, or proposed any arrangement or other form of general agreement or solicitation with their creditors or any class of creditors. The Parent shall have adequate and sufficient solvency, financial resources and means to undertake, perform, deliver and consummate the transactions agreed hereunder.

(7)	Absence of Certain Changes. From September 30, 2024 through the date hereof, the business of the Parent and its material subsidiaries have been carried on in the Ordinary Course and there have not been any change or event that had, or would reasonably be expected to have, a material and adverse effect on the Parent and its material subsidiaries, taken as a whole.

(8)	Compliance with Laws. Parent and its material subsidiaries are conducting their respective businesses in compliance in all material respects with all Laws.

(9)	Litigation. There are no actions, suits, appeals, claims, applications, investigations, orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress, pending or, to the Parent’s knowledge, threatened, against the Parent, which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement.

(10)	Parent Shares. The Parent Shares will be, when issued in accordance with the terms of this Agreement, duly authorized, validly issued, fully paid and non-assessable shares in the capital of the Parent, free and clear of all Liens, except pursuant to the Parent’s constating documents or Law, and will not have been issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar right. The Parent Shares will be registered in the name of Vendors and will be issued in compliance with Canadian corporate and securities Laws, and such Vendors will have good and legal title to, and beneficial ownership of, such shares. Subject to standard and customary post-closing conditions of the TSX and NYSE, all Parent Shares issued as Share Consideration will be at the time of such issuance duly listed and posted for trading on the NYSE and TSX without any limitations on the sale or transfer thereof, except for limitations imposed under (a) applicable Law, and (b) the rules and regulations of TSX and NYSE.

(11)	Securities Law Matters.

(a)	The Parent is a “reporting issuer” or equivalent thereof and not on the list of reporting issuers in default under applicable securities laws in each of the provinces of Canada in which such concept exists and is not in default of any material requirements of any securities laws or the rules and regulations of the TSX and the NYSE.

(b)	The Parent Shares are listed for trading on the NYSE and TSX. The Parent is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of the Parent and, to the knowledge of the Parent, no inquiry or investigation (formal or informal) of any Governmental Entity, TSX or the NYSE is in effect or ongoing or, to the knowledge of the Parent, expected to be implemented or undertaken. To the knowledge of the Parent, no current director or officer of the Parent or of any of its subsidiaries has received any objection from any Governmental Entity or stock exchange as to his or her serving as a director or officer of the Parent or any of its subsidiaries.

(c)	The Parent is not subject to any cease trade or other order of the TSX or the NYSE or any Governmental Entity, and, to the knowledge of the Parent, no investigation or other proceedings involving the Parent that may operate to prevent or restrict trading of any securities of the Parent are currently in progress or pending before the TSX or the NYSE or any Governmental Entity.

(d)	The Parent has filed or furnished, as applicable, all material documents and technical reports, together with amendments thereto, required to be filed by it in accordance with applicable Laws with the applicable securities commissions or similar regulatory authorities in Canada and the United States (the “Parent Reports”). As of their respective dates of filing (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or subsequent filing), the Parent Reports complied in all material respects with the applicable requirements of applicable Law and did not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(12)	Financial Statements. The Parent’s audited consolidated financial statements for the year ended December 31, 2024 and 2023 (including, in each case, any of the notes or schedules thereto and any report thereon) (collectively, the “Parent Financial Statements”) have been prepared in accordance with IFRS applied on a basis consistent with the preceding period, and are true, correct and complete in all material respects and fairly present the assets, liabilities (whether accrued, absolute, contingent or otherwise), and financial position of the Parent and its subsidiaries (on a consolidated basis) as of the dates thereof or, as the case may be, the results of operations and earnings for the periods covered thereby.

(13)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the technical reports of the Parent that form part of Parent Reports have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by the Parent to the Qualified Persons (as such term is defined in NI 43-101) in connection with the preparation of such estimates was complete and accurate in all material respects at the time such information was furnished.

(14)	No Undisclosed Liabilities. The Parent and its subsidiaries have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Parent Financial Statements or incurred in the Ordinary Course since the date of the most recent Parent Financial Statements filed on SEDAR prior to the date of this Agreement.

(15)	Brokers. Other than Accelera Capital Inc., no broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent.

(16)	Anti-Corruption, Anti-Bribery Laws, AML Laws, Child and Forced Labor, Sanctions, Data Security and Privacy.

(a)	None of the Purchaser Parties or any of their respective directors or senior executives, in carrying out or representing the Business anywhere in the world, have violated any Anti-Corruption Laws.

(b)	To the knowledge of the Parent, none of the Purchaser Parties nor any of their respective directors or senior executives, in carrying out or representing the Business has taken any action either directly or indirectly that would result in a violation of the Anti-Corruption Laws, including (without limitation) using corporate funds for making, offering, authorizing or promising any illegal payment, contribution, unlawful gift, entertainment, bribe, rebate, kickback, funds, property, or any other thing of value, regardless of form or amount, to any Public Official.

(c)	To the knowledge of the Parent, none of the Purchaser Parties or any of their respective directors or senior executives, in carrying out or representing the Business are and have been in material compliance with all applicable AML Laws. To the knowledge of the Parent, there is no written notice of any pending or ongoing enforcement action against the Purchaser Parties, or any of their respective directors or senior executives, in carrying out or representing the Business relating to any violation of any AML Law related to the business of the Purchaser Parties. To the knowledge of the Parent, there is no written notice of any investigation against the Purchaser Parties or any of their respective directors or senior executives, in carrying out or representing the Business relating to any violation or potential violation of AML Law related to the business of the Purchaser Parties.

(d)	To the knowledge of the Parent, the Purchaser Parties have not violated any applicable Laws governing exports, imports or re-exports to or from any country, including the applicable Export Controls. To the knowledge of the Parent, there is no notice of any pending or ongoing enforcement action against the Purchaser Parties or any of their respective officers, directors or employees relating to any violation of any Export Controls related to the business of the Purchaser Parties. To the knowledge of the Parent, there is no written notice of any investigation or inquiry pending or ongoing against the Purchaser Parties or any of their respective officers, employees, contractors, agents, distributors, consultants or other Person acting on behalf of the Purchaser Parties relating to any violation or alleged violation of any Export Controls related to the business of the Purchaser Parties. This section shall not be interpreted or applied in relation to the Purchaser Parties and their respective directors, officers, employees and agents to the extent the representations made under this section violate or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(e)	The Agreement does not unlawfully benefit, directly or to the knowledge of the Parent, indirectly, any Public Official.

(f)	None of the Purchaser Parties is or has been the subject of any actual investigation, inquiry or other legal proceedings regarding any non-compliance or alleged non-compliance with, or has violated, any applicable Laws related to child labor or forced labor. None of the Purchaser Parties has employed, engaged or otherwise used child labor or forced labor or, to the knowledge of the Parent, used goods that were produced in whole or in part using child labor or forced labor. The Purchaser Parties maintain appropriate policies and procedures that include exercising due diligence to prevent, identify and report the use of child labor and forced labor and an appropriate complaints procedure to respond to any breaches of such policies.

(g)	Neither the Purchaser Parties nor, to the knowledge of the Parent, any of their respective directors, officers, supervisors, managers, employees, agents, contractors, distributors, or consultants is a Sanctioned Person. This section shall not be interpreted or applied in relation to the Purchaser Parties and their respective directors, officers, employees and agents to the extent the representations made under this section violate or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(h)	Except as would not reasonably be expected to be material to the Purchaser Parties, taken as a whole, each of the Purchaser Parties is in compliance (and, since January 1, 2020, has complied), with the requirements of all applicable Data Security and Privacy Requirements.

(17)	Taxes. (i) The Parent has filed or caused to be filed, in a timely fashion, all Tax Returns that are required to be filed by it (taking into account any applicable extension of time within which to file); and (ii) all material Taxes and Tax liabilities of the Parent that are due and payable, have been paid or accrued and adequately disclosed and fully provided for in its books and records, except for those Taxes or Tax liabilities that are being contested in good faith and for which adequate provisions have been made.

ARTICLE 5

PRE-CLOSING COVENANTS OF THE PARTIES

Section 5.1	Conduct of Business during the Interim Period.

(1)	Except as otherwise contemplated by this Agreement or the Disclosure Letter, during the Interim Period, each of the Vendors will cause each Group Company to conduct its portion of the Business in the Ordinary Course.

(2)	Each of the Vendors agrees that, during the Interim Period, except as may be required by Law, a Governmental Entity or any existing Material Contract disclosed to the Purchaser in the Disclosure Letter, as contemplated by this Agreement or the Disclosure Letter, or as consented to by the Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Vendors will not permit the Group Companies to:

(a)	change its Business in any material aspect, enter into new or different line of business, or abandon or discontinue any existing lines of business;

(b)	adopt or implement any plan of merger, consolidation, reorganization, acquisition of any company or business, liquidation or dissolution, or file a petition in bankruptcy under any Law, or consent to the filing of any bankruptcy petition against it under any Law;

(c)	declare or pay any dividends or other distributions, or redeem, purchase or otherwise acquire any of its shares or agree to do so;

(d)	make any capital expenditure which individually or in the aggregate exceeds $1,000,000 over the aggregate budgeted capital expenditures for the first five (5) months of 2025;

(e)	settle or compromise any pending or threatened material legal proceeding;

(f)	split, combine, consolidate or reclassify any of its issued and outstanding shares;

(g)	amend the terms and conditions of employment of any employee of the Group Companies, hire any new employee or grant any awards and options under any share incentive, share option, profit sharing, bonus, or other incentive arrangements to any employee, including any gratuitous payment or benefit, other than in the Ordinary Course;

(h)	increase the benefits to which employees are entitled under any Employee Plan in any material respect, or create any new Employee Plan other than as required by Law or pursuant to any Employee Plans in effect on the date hereof;

(i)	sell, license, lease, transfer, assign, abandon or otherwise dispose of any of its material assets, other than in the Ordinary Course;

(j)	enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance (other than a Permitted Encumbrance) or Lien over any of its material assets;

(k)	make any material change in the manner in which it generally extends discounts or credits to customers, other than in the Ordinary Course;

(l)	alter or amend the constating documents of the Group Companies;

(m)	amend the terms of any securities of the Group Companies;

(n)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on ex-change, exercise, conversion or otherwise) any shares or other equity or voting interests or other securities other than in connection with the issuance of any securities of the Subsidiary to the Corporation;

(o)	reorganize, amalgamate or merge the Group Companies with any other Person;

(p)	except as required by applicable Law, (i) make, change or revoke any material Tax election or (ii) make any material changes to any of its Tax Returns or accounting policies, principles, methods, practices or procedures; or

(q)	enter into, modify or terminate any Contract with respect to any of the foregoing.

(3)	Prior to the Closing Date, the Vendors shall, and shall use their reasonable efforts to procure that Group Companies shall, provide the Purchaser with all co-operation and documents reasonably requested by the Purchaser in connection with the Purchaser obtaining financing to complete the purchase of the Purchased Shares and the other transactions contemplated by this Agreement (the “Financing”), including without limitation, by:

(a)	assisting in the provision of customary information in connection with the Financing;

(b)	co-operating with the due diligence requirements of the Purchaser and any lender, investor or other financing party in connection with the Financing; and

(c)	to the extent required, furnishing the Purchaser in connection with the Financing documentation and other information required by regulatory or listing authorities,

in each case, to the extent customary and not unreasonably interfering with the business of the Vendors or any of its Affiliates, provided that (i) under no circumstances shall the Vendors or any of its Affiliates have any liability to any other Person in connection with the foregoing, (ii) all costs and expenses in connection with the foregoing shall be for the account of the Purchaser, (iii) representatives of the Vendors and their Affiliates shall not be required to travel to participate in any road shows or investor presentations (iv) such requested co-operation is made on reasonable notice, (v) such requested co-operation does not impede, delay or prevent the consummation of the transactions contemplated by this Agreement, (vi) such requested co-operation is not prejudicial to the Vendors or any Group Company, (vii) the Vendors or any Group Company shall not be required to provide co-operation that involves any binding commitment on the Vendors or any Group Company, which commitment is not conditional on the completion of the transactions contemplated hereunder and (viii) no such requested co-operation shall be considered to constitute a breach of the representations, warranties or covenants of the Vendors under this Agreement. All non-public or otherwise confidential information regarding the Vendors, Group Companies or any of their Affiliates obtained by the Purchaser under this Section 5.1(3) shall be kept confidential in accordance with the terms of this Agreement, except that the Purchaser shall be permitted to disclose such information to the potential investors, subject to their entering into customary confidentiality undertakings with respect to such information.

(4)	During the Interim Period, neither the Vendors nor any of their respective representatives shall directly or indirectly in any manner (and the Vendors shall not permit any Group Company to):

(a)	entertain, solicit or knowingly encourage;

(b)	furnish or cause to be furnished any information to any Persons (other than the Purchaser Parties or their respective representatives) in connection with; or

(c)	negotiate or otherwise pursue;

any proposal or discussions for or in connection with any possible sale of any Purchased Shares or of the Business, no matter how structured, including without limitation by sale or license of all or any significant part of the property and assets of any Group Company, or by any merger or other business combination involving any Group Company (each of the foregoing proposals or discussions, whether written or oral, an “Alternative Transaction”). Each Vendor shall immediately notify the Purchaser in writing of (i) the receipt during the Interim Period of any proposal for an Alternative Transaction or any requests for any information relating to the Business or any Group Company or for access to the properties, books or records of any Group Company by any Person which has informed such Vendor that such Person is considering making, or has made, a proposal for an Alternative Transaction, and (ii) the terms of any such Alternative Transaction. Each Vendor shall be responsible for any breach by its representatives of any of the provisions of this Section 5.1(4). Each Vendor acknowledges that a breach by it or its representatives of this Section 5.1(4) would result in damages to the Purchaser Parties and that the Purchaser Parties may not be adequately compensated for such damages by a monetary award alone. Accordingly, each Vendor agrees that in the event of any such breach, in addition to any other remedies available at Law or otherwise, the Purchaser Parties shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of injunction, restraining order, decree or otherwise as may be appropriate to ensure compliance with this Section 5.1(4).

Section 5.2	Access to Information.

Subject to Law, during the Interim Period, the Vendors will, and will cause the Group Companies to, upon reasonable written notice, permit the Purchaser, its legal counsel, accountants and other representatives, to have reasonable access during normal business hours to the premises, assets, Contracts, books and records, and senior personnel of the Group Companies; provided, that such access does not unduly interference with the conduct of the Business. The Purchaser may not conduct any invasive environmental testing or assessments without the prior written consent of the Vendors and any applicable landlord.

Section 5.3	Confidentiality.

The Parent acknowledges having signed the Confidentiality Agreement. The Parent agrees that except as provided in this Section 5.3, the Confidentiality Agreement continues to apply and the Parent is bound by its terms. Upon Closing, the Confidentiality Agreement will terminate. If the Closing does not occur, the Confidentiality Agreement will remain in effect in accordance with and subject to its terms. The Vendors and the Corporation acknowledge and agree that the Parent and the Purchaser may disclose the terms and conditions of this Agreement, and other information provided to the Parent and Purchaser by the Vendors and the Corporation in connection therewith, to a financier in connection with potential stream financing arrangements.

Section 5.4	Actions to Satisfy Closing Conditions.

(1)	Subject to this Article 5, each Vendor will use its reasonable best efforts to cause the conditions set forth in Section 7.1 to be satisfied, and each Purchaser Party will use its reasonable best efforts to cause the conditions set forth in Section 7.2 to be satisfied.

(2)	Without limiting the generality of Section 5.4(1), the Parent shall apply for and use reasonable best efforts to receive the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and NYSE for the issuance of the Share Consideration.

Section 5.5	Requests for Consents, Approvals and Waivers.

Each Vendor will use its commercially reasonable efforts to obtain, or cause to be obtained, prior to Closing, the consents, approvals and waivers described in Section 3.1(4) of the Disclosure Letter; provided, that no Vendor is under any obligation to pay any money, incur any obligations, commence any legal proceedings, or offer or grant any accommodation (financial or otherwise) to any third Person in order to obtain such consents, approvals and waivers. The Purchaser Parties will co-operate in obtaining such consents, approvals and waivers, including by providing information relating to the Purchaser Parties as is reasonably requested by a third Person in order to grant its consent, approval or waiver.

Section 5.6	Filings and Authorizations.

(1)	Each of the Vendors and the Purchaser Parties, as promptly as practicable after the execution of this Agreement, shall use its reasonable best efforts to make all filings with, give all notices to and obtain all Authorizations from Governmental Entities that are necessary for the lawful completion of the transactions contemplated by this Agreement.

(2)	The Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 5.6, including providing each other with advance copies of and a reasonable opportunity to comment on all notices and information proposed to be supplied to or filed with any Governmental Entity, and all notices and correspondence received from any Governmental Entity. Each Party will provide to the other Party or Parties, as applicable, and its or their respective counsel, a reasonable opportunity to attend and participate in any meetings, discussions or correspondence with a Governmental Entity. To the extent that any information or documentation to be provided by the Vendors to the Purchaser Parties, or vice versa, pursuant to this Section 5.6 is business sensitive from an antitrust perspective under the applicable laws, if any, such information may only be shared and disclosed among the Parties’ nominees and subject to and after the execution of a clean team agreement and protocol to the reasonable satisfaction of the Vendors.

(3)	The Purchaser has made its own assessment and consulted with appropriate external advisors with respect to the scope and thresholds required to obtain Antitrust Clearance. The Purchaser hereby represents, warrants, and covenants to the Vendors that the Purchaser and its economic group, during the calendar year 2024 and up to the Closing Date, does not have presence in Peru, whether in the form of assets located in and/or turnover derived from Peru, and therefore, does not meet the thresholds to file and obtain Antitrust Clearance before the Antitrust Authority.

Section 5.7	Notice of Untrue Representation or Warranty.

(1)	During the Interim Period, the Purchaser Parties shall promptly notify the Vendors if the Purchaser Parties become aware that any of their representations or warranties is untrue or inaccurate in any material respect or that they have failed to perform or fulfil any of their covenants or obligations under this Agreement in any material respect. During the Interim Period, the Vendors shall promptly notify the Purchaser if the Vendors become aware that any of their representations or warranties is untrue or inaccurate in any material respect, or that they have failed to perform or fulfil any of their covenants or obligations under this Agreement in any material respect.

(2)	Following notice by either the Vendors or the Purchaser Parties under Section 5.7(1), the Vendors may amend the Disclosure Letter to qualify the applicable representations and warranties. If any of the conditions in Section 7.1 would not have been satisfied without the amendment to the Disclosure Letter, the Purchaser may terminate this Agreement by notice in writing to the Vendors in accordance with Article 9.

Section 5.8	Contact with Customers, Suppliers and Other Business Relations.

During the Interim Period, each Purchaser Party hereby agrees that it is not authorized to and shall not, and shall not permit any of its employees, agents, representatives or Affiliates to, contact any employee (excluding executive officers), customer, supplier, distributor or other material business relation of any Group Company regarding any Group Company, its business or the transactions contemplated by this Agreement, in each case, without the prior written consent of the Vendors (which may be withheld, conditioned or delayed in the Vendors’ sole discretion).

Section 5.9	Non-Solicitation.

(1)	For two years following the Closing Date, the Vendors shall not, and shall ensure that its Affiliates do not, either individually or in partnership or jointly or in conjunction with any other Person, as principal, agent, director, officer, consultant, lender, contractor, employer, employee, interest holder, investor, shareholder, partner, limited partner or in any other manner, directly or indirectly:

(a)	solicit or attempt to solicit, hire, recruit, attempt to hire or recruit, contract for the services of, or assist or encourage any Person to do any of the foregoing, or induce the termination of employment or cessation of services of any employee of the Business or any contractor who regularly provides services to the Business, or assist or encourage any such employee or contractor to accept employment or engagement elsewhere; and

(b)	in any manner, knowingly do or cause or permit to be done, any acts which may reasonably be expected to materially impair the relationship between the Business and its suppliers, customers, employees, contractors, or any regulatory authorities or any other Person.

(2)	The Vendors and the Purchaser hereby confirm that (a) no portion of any amount payable to the Vendors under this Agreement is attributable to the covenants contained in this Section 5.9, and (b) the covenants contained in this Section 5.9 are integral to this Agreement and have been granted to maintain or preserve the value of the Purchased Shares.

Section 5.10	Mine Closure Bonds

Following the Closing Date, Purchaser shall use commercially reasonable efforts to arrange for evidence of the replacement of the existing mine closure bonds (garantías de plan de cierre de mina) listed in Section 5.10 of the Disclosure Letter, in accordance with the applicable Laws, and to the reasonable satisfaction of the Vendors. The Purchaser acknowledges and agrees that following the Closing Date it will cause the Corporation to post, maintain and/or renew the applicable securities or instruments to secure the mine closure plans of the Corporation in compliance with the applicable Laws, and shall indemnify, defend, and hold harmless the Vendors from and against any losses, liabilities, costs, or damages arising from or related to any failure to renew or maintain such securities in accordance with applicable Laws.

ARTICLE 6

TAX MATTERS

Section 6.1	Tax Returns.

(1)	The Purchaser shall prepare, or caused to be prepared, all Tax Returns required to be filed by any Group Company for Pre-Closing Tax Periods that are due after the Closing Date. Each such Tax Return shall be prepared in accordance with existing procedures, practices and accounting methods of the Group Companies, unless such procedure, practice, accounting method or other contemplated treatment is not permitted under Law. The Purchaser shall provide the Vendors with a draft of any such income Tax Return no later than 30 days before the filing due date for such Tax Return, and the Purchaser shall make all reasonable changes to such Tax Return requested by the Vendors within 15 days after receipt by the Vendors of such draft Tax Return. The Purchaser shall cause the Group Companies to timely file each such Tax Return prepared in accordance with the foregoing.

(2)	The Purchaser, the Vendors and the Group Companies shall fully cooperate with each other (including allowing access by the Vendors and their representatives to the books and records of the Group Companies) in connection with: (a) the preparation of any Tax Returns as contemplated in Section 6.1(1); or (b) the review by the Vendors of the Tax Returns as contemplated in Section 6.1(1).

(3)	Without the prior written consent of the Vendors(such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not amend, refile or otherwise modify, or cause or permit any Group Company to amend, refile or otherwise modify, any Tax Return of or relating to a Group Company with respect to any Pre-Closing Tax Period, if such amendment, refiling or modification would result in an increase in the amount of the Taxes for which the Vendors may be liable pursuant to Article 10, unless such amendment, refiling or modification is required by applicable Law.

Section 6.2	Straddle Periods.

In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending immediately before the Effective Time shall be:

(1)	in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period up to and including the day immediately preceding the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(2)	in the case of Taxes not described Section 6.2(1) (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of any such Taxes shall be determined as if such taxable period ended immediately before the Effective Time.

Section 6.3	Tax Proceedings.

(1)	The Vendors shall advise the Purchaser promptly in writing if they become aware of any audit or proceeding pending or threatened against or with respect to any Group Company in respect of any Tax matter to the extent that such pending or threatened audit or proceeding has not already been disclosed to the Purchaser.

(2)	The Group Companies shall control any audit or other proceeding in respect of any Tax Return or Taxes of the Group Companies (a “Tax Contest”); provided, that: (a) the Vendors, at the Vendors’ sole cost and expense, shall have the right to participate in any such Tax Contest to the extent that it relates to Taxes for which the Vendors may be liable pursuant to Article 10; and (b) the Purchaser shall not allow the Group Companies to settle or otherwise resolve any Tax Contest if such settlement or other resolution relates to Taxes for which the Vendors may be liable pursuant to Article 10 without the prior written consent of the Vendors.

(3)	Notwithstanding Section 6.3(2), if any Tax Contest relates solely to Taxes for which the Vendors may be liable pursuant to Article 10, the Vendors, at the Vendors’ sole cost and expense, shall have the right to control such Tax Contest; provided, that: (a) the Vendors shall pursue such contest diligently and in good faith; (b) the Vendors shall keep the Purchaser reasonably informed regarding the status of such Tax Contest and the Purchaser shall be provided copies of any material correspondence relating thereto; (c) the Vendors shall consult in good faith with the Purchaser regarding the defense of such Tax Contest, and the Purchaser shall have the right to participate, or cause the applicable Group Company to participate, in such Tax Contest; (d) the Vendors will provide to the Purchaser a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Entity in respect of such Tax Contest and to attend any meeting with any such Governmental Entity with respect to such matters; and (e) the Vendors shall not settle, resolve or abandon (and shall not allow the Group Companies to settle, resolve or abandon) such Tax Contest without the prior written consent of the Purchaser (which shall not be unreasonably withheld, conditioned or delayed). If the Vendors elect not to exercise their right to assume control of a Tax Contest pursuant to this Section 6.3(3), the Purchaser will provide to the Vendors a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Entity in respect of such Tax Contest and to attend any meeting with any such Governmental Entity with respect to such matters.

Section 6.4	Other Tax Provisions.

(1)	The Purchaser will provide notice to the Vendors of any inquiries made by any Governmental Entity (including any proposed or actual assessments or reassessments) to the extent that the subject matter thereof would reasonably be expected to give rise to a right of indemnification under this Agreement (a “Tax Claim”). The Purchaser will forthwith advise the Vendors of the substance of any such inquiries or discussions and provide the Vendors with copies of any written communications from any Governmental Entity relating to such inquiries or discussions.

(2)	The Vendors, on the one hand, and the Purchaser, on the other hand: (a) shall cooperate fully with each other and make available to each other in a timely fashion such data, personnel or other information as may reasonably be required to prepare any Tax Return with respect to any Group Company, or to respond to or defend any Tax Contest; (b) shall preserve such data and other information until the expiration of the survival period for the Vendors’ liability for Taxes pursuant to Article 10; and (c) shall give the other Party reasonable advance written notice prior to transferring, destroying or discarding any such information and, if the other Party so requests, the Vendors or the Purchaser, as the case may be, shall allow the other Party to take possession of such books and records.

ARTICLE 7

CONDITIONS OF CLOSING

Section 7.1	Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser, and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)	Truth of Representations and Warranties. Except as permitted by Section 5.7, the representations and warranties of the Vendors contained in this Agreement shall be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein) as of the Closing Date (except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), except where the failure of the representations and warranties of the Vendors to be true and correct, individually or in the aggregate, has not had a Material Adverse Effect; provided, that the Vendor Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies). The Purchaser must receive a certificate of the Vendors as to the matters in this Section 7.1(1).

(2)	Performance of Covenants. The Vendors must have fulfilled, or complied with, in all material respects, all covenants contained in this Agreement required to be fulfilled or complied with by them at or prior to the Closing, and the Purchaser must receive a certificate of the Vendors as to the matters in this Section 7.1(2).

(3)	Deliveries. The Purchaser must have received the following:

(a)	Share Certificates – new share certificates representing the Purchased Shares duly issued in favour of the Purchaser as new holder of the Purchased Shares, along with a certification by the Corporation that any and all old certificates have been cancelled;

(b)	Notification to the Corporation - a certified copy by the General Manager of the Corporation of the written notification from the Vendors to the Corporation informing the Corporation of Closing under this Agreement and instructing the Corporation to: (i) cancel share certificates for the Purchased Shares issued in favor of the Vendors; (ii) issue a new share certificate in favor of the Purchaser representing the Purchased Shares; and (iii) update the share register of the Corporation to reflect the transfer of the Purchased Shares to the Purchaser;

(c)	Shares ledger - a certified copy by the General Manager of the Corporation of the duly executed entry in the share register of the Corporation: (i) cancelling share certificates for the Purchased Shares issued in favor of the Vendors; (ii) annotation of the transfer of the Purchased Shares to the Purchaser; and (iii) issuing the share certificates referred to in paragraph (a) above;

(d)	Bring-down Certificates – the certificates contemplated in Section 7.1(1) and Section 7.1(2);

(e)	Support Agreement – duly executed Support Agreements from each of the Vendors or such other Persons who the Vendors have directed the Parent to issue the Share Consideration;

(f)	Escrow Agreement – duly executed Escrow Agreement by the Vendors;

(g)	Required Consents – evidence satisfactory to the Purchaser, acting reasonably, that the consents, waivers, approvals and Authorizations set out in Exhibit B have been obtained;

(h)	Certificates of Status – a certificate of good standing with respect to each Group Company issued by the Peruvian Public Registry, in each case, dated not more than two (2) Business Days prior to the Closing Date; and

(i)	Directors’ Resignations and Mutual Releases – a duly executed resignation and mutual release of each director of each Group Company effective as at the Closing substantially in the form set forth in Exhibit 7.1(3)(i);

(j)	Minute Books - the minute books of each Group Company;

(k)	Subsidiary shares - Evidence of the transfer of twenty (20) shares of the Subsidiary owned by General Manager, free and clear of Encumbrances, in favour of the Corporation and the corresponding entry in the Subsidiary’s share register;

(l)	Release - a duly executed release, effective as at Closing, of the Vendors in their capacity as shareholders releasing the Corporation and of the Corporation releasing the Vendors, in each case of claims and liabilities subject to customary exceptions;

(m)	Cost basis certificate – a copy of the certificate of invested capital (certificado de recuperación de capital invertido) reflecting the tax cost basis of the Purchased Shares held by the Canadian Vendor (the “Cost Basis Certificate”); and

(n)	Other Instruments - all such other instruments of transfer, duly executed, which in the opinion of the Purchaser acting reasonably are necessary to effect and evidence the transfer of the Purchased Shares to the Purchaser free and clear of all encumbrances.

(4)	Regulatory Approvals. All approvals, consents, and other authorizations, if any, which are mandatory under the applicable Laws to consummate the transactions under this Agreement shall be obtained, duly issued by the applicable Governmental Entities and be in full force and effect on the Closing Date.

(5)	No Legal Action. No final, non-appealable order issued by any court or Governmental Entity having jurisdiction over the Vendors or the Purchaser shall be in effect, and no other Law shall have been enacted or promulgated by any Governmental Entity, that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

(6)	Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(7)	Stock Exchange Approvals. The Purchaser shall have received the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX and NYSE for the issuance of the Share Consideration.

Section 7.2	Conditions for the Benefit of the Vendors.

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Vendors, and may be waived, in whole or in part, by the Vendors in their sole discretion:

(1)	Truth of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct (without regard to materiality qualifiers contained therein) as of the Closing Date (except to the extent that such representations and warranties refer specifically to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date), except where the failure of the representations and warranties of the Purchaser to be true and correct, individually or in the aggregate, has not had a material adverse effect on the ability of the Purchaser to consummate the Closing; provided, that the Purchaser Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies). The Vendors must receive a certificate of a senior officer of the Purchaser, on behalf of the Purchaser and not in such officer’s personal capacity, as to the matters in this Section 7.2(1).

(2)	Performance of Covenants. The Purchaser must have fulfilled, or complied with, in all material respects, all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to Closing, and the Vendors must receive a certificate of a senior officer of the Purchaser, on behalf of the Purchaser and not in such officer’s personal capacity, as to the matters in this Section 7.2(2).

(3)	Deliveries. The Vendors must have received the following:

(a)	Bring-down Certificates – the certificates contemplated in Section 7.2(1) and Section 7.2(2);

(b)	Closing Payments – (i) proof of payment by the Purchaser of the amounts contemplated in Section 2.5; and (ii) evidence (in form and substance satisfactory to the Vendors, acting reasonably) of the issuance by the Parent of the Share Consideration pursuant to Section 2.5;

(c)	Escrow Agreement – duly executed Escrow Agreement by the Purchaser;

(d)	Certificate of Status – a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government officials of its jurisdiction of incorporation dated not more than three Business Days prior to the Closing Date.

(4)	Cost Basis Certificate. The Canadian Vendor shall have obtained a valid and effective Cost Basis Certificate, issued by the Peruvian Tax Authority.

(5)	Regulatory Approvals. All approvals, consents, and other authorizations, if any, which are mandatory under the applicable Laws to consummate the transactions under this Agreement shall be obtained, duly issued by the applicable Governmental Entities and be in full force and effect on the Closing Date.

(6)	No Legal Action. No final, non-appealable order issued by any court or Governmental Entity having jurisdiction over the Vendors or the Purchaser shall be in effect, and no other Law shall have been enacted or promulgated by any Governmental Entity, that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

Section 7.3	Frustration of Condition.

Neither the Vendors, on the one hand, nor the Purchaser, on the other hand, may rely on the failure of any condition set forth in Section 7.1 or Section 7.2, as applicable, to be satisfied as a basis for not effecting the Closing if such failure was caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement, as required by Section 5.4.

ARTICLE 8

CLOSING

Section 8.1	Date, Time and Place of Closing.

The completion of the transactions of purchase and sale contemplated by this Agreement will take place by electronic means, at 10:00 a.m. (Eastern time) on the Closing Date, or at such other place, on such other date and at such other time as the Vendors and the Purchaser may agree in writing.

ARTICLE 9

TERMINATION

Section 9.1	Termination Rights.

This Agreement may, by notice in writing given prior to the Closing, be terminated:

(1)	by mutual written consent of the Vendors and the Purchaser;

(2)	by the Purchaser pursuant to, and in accordance with Section 5.7;

(3)	by either the Vendors, on the one hand, or the Purchaser, on the other hand, if the Closing has not occurred by the end of the day on the Outside Date; provided, that a Party may not terminate this Agreement under this Section 9.1(3) if such Party has failed to perform any one or more of its material obligations or covenants under this Agreement required to be performed at or prior to Closing and the Closing has not occurred because of such failure;

(4)	by either the Vendors, on the one hand, or the Purchaser, on the other hand, if there has been a material breach of any provision of this Agreement by the other Party such that the condition set forth in Section 7.1(2) or Section 7.2(2), as applicable, would not be satisfied and such breach has not been cured within the earlier of: (a) 30 days following written notice of such breach by the non-breaching Party; and (b) the Outside Date; or

(5)	by either the Vendors, on the one hand, or the Purchaser, on the other hand, if any Governmental Entity having jurisdiction over the Vendors or the Purchaser has issued an order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order or action has become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(5) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or has primarily resulted in, such order or action; and, provided, further, that the Party seeking to terminate this Agreement under this Section 9.1(5) must have complied with its obligations under Section 5.4 and Section 5.6 in connection with such order or action.

Section 9.2	Effect of Termination.

(1)	If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(2)	If this Agreement is validly terminated pursuant to Section 9.1, the Parties are released from all of their obligations under this Agreement, except that:

(a)	The obligations of the Parties obligations under Section 5.3 (Confidentiality), Section 12.3 (Announcements) and Section 12.5 (Expenses) will survive; and

(b)	if this Agreement is terminated by a Party because of a material breach of this Agreement by the other Party, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 10

INDEMNIFICATION

Section 10.1	Survival.

(1)	The representations, warranties, covenants and obligations of the Parties contained in this Agreement will survive the Closing and continue in full force and effect until:

(a)	with respect to the representations and warranties in Section 3.1(21), at any time before the date that is 60 days after the relevant Governmental Entities are no longer entitled to assess or reassess the applicable Group Company in respect of the Taxes (including the Canadian Vendor Income Tax) in question, having regard, without limitation, to:

(i)	any waiver given by such Group Company before the Closing Date in respect of such Taxes; and

(ii)	any entitlement of a Governmental Entity to assess or reassess such Group Company without limitation in the event of fraud or misrepresentation attributable to neglect, carelessness or wilful default;

(b)	with respect to the Vendor Fundamental Representations and the Purchaser Fundamental Representations, five years after the Closing Date; and

(c)	with respect to all other representations, warranties, covenants and obligations, the 21 month anniversary of the Closing Date

(such applicable date, the “Release Date”), and a Party has no obligation or liability for indemnification or otherwise with respect thereto after the Release Date. All of the covenants contained in this Agreement that by their nature are required to be performed after the Closing shall survive the Closing until fully performed or fulfilled.

(2)	Notwithstanding Section 10.1(1), any representation, warranty, covenant or obligation, and any obligation or liability for indemnification or otherwise with respect thereto, that would otherwise terminate on the Release Date will continue to survive if a Notice of Claim shall have been given under this Article 10 on or prior to the Release Date until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article 10, but such survival shall only be with respect to the matters covered by such Notice of Claim.

(3)	Notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of any Damages resulting from any such breach, any materiality, Material Adverse Effect, or other similar qualification or exception contained in or otherwise applicable to such representation, warranty, covenant or agreement shall be disregarded.

Section 10.2	Indemnification in Favour of the Purchaser Parties.

Subject to Section 10.4, following Closing, each of the Vendors shall severally, but not jointly and severally indemnify and hold harmless the Purchaser Parties and the Group Companies, and each of their respective shareholders, directors, officers, employees, agents and representatives (collectively, the “Purchaser Indemnified Persons”), from and against, and will pay for, any Damages suffered by, imposed upon or asserted against any Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(1)	Breach of Representations and Warranties – any breach or inaccuracy of any representation or warranty of the Vendors in Article 3 for which a Notice of Claim under Section 10.5 has been provided to the Vendors on or prior to the Release Date;

(2)	Breach of Covenants – any failure of the Vendors to perform or fulfill any of their covenants under this Agreement for which a Notice of Claim under Section 10.5 has been provided to the Vendors on or prior to the Release Date;

(3)	Pre-Closing Taxes – any and all Pre-Closing Taxes;

(4)	Exhibit J Matters – any event, circumstance, fact, supervision, enforcement action, suit, proceeding or arbitration as a consequence of, or related to, the matters described in Exhibit J; and

(5)	Canadian Vendor Income Tax – any Canadian Vendor Income Tax.

Section 10.3	Indemnification in Favour of the Vendors.

Subject to Section 10.4, following Closing, each of the Purchaser Parties shall indemnify and hold harmless each of the Vendors and their respective shareholders, directors, officers, employees, agents and representatives, as applicable (collectively, the “Vendor Indemnified Persons”), from and against, and will pay for, any Damages suffered by, imposed upon or asserted against any Vendor Indemnified Person as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(1)	Breach of Representations and Warranties – any breach or inaccuracy of any representation or warranty of the Purchaser Parties in Article 4 for which a Notice of Claim under Section 10.5 has been provided to the Purchaser on or prior to the Release Date; and

(2)	Breach of Covenants – any failure of the Purchaser to perform or fulfill any of its covenants under this Agreement for which a Notice of Claim under Section 10.5 has been provided to the Purchaser on or prior to the Release Date.

Section 10.4	Limitations on Indemnification Obligations.

The rights of the Indemnified Persons to, and the liabilities and obligations of the Indemnifying Parties for, indemnification pursuant to Section 10.2 and Section 10.3, as applicable, are subject to the following limitations:

(1)	The Vendors and the Purchaser Parties shall not have any liability or obligation with respect to any single claim for indemnification or otherwise with respect to the matters described in Section 10.2 or Section 10.3, respectively, unless the amount of Damages with respect to any such claim is greater than $35,000 (the “Minimum Claim Threshold”); provided, that any series of claims relating to, resulting from or arising out of the same set of facts or circumstances may be aggregated for purposes of determining whether the Minimum Claim Threshold has been met.

(2)	The Vendors and the Purchaser Parties shall not have any liability or obligation to make any payment for Damages for indemnification or otherwise with respect to the matters described in Section 10.2 or Section 10.3, respectively, until the aggregate of all Damages suffered by, imposed upon or asserted against the Purchaser Indemnified Persons or the Vendor Indemnified Persons, as applicable, with respect to such matters exceeds $3,100,000 (the “Deductible”), and then for all Damages (dollar one recovery) up to an aggregate amount of Damages equal to $35,000,000 (the “Cap”), subject to the other limitations in this Article 10.

(3)	Notwithstanding the foregoing, the Minimum Claim Threshold, the Deductible and the Cap shall not apply to: (i) any claim pursuant to Section 10.2(1) or Section 10.3(1) relating to any breach or inaccuracy of any Vendor Fundamental Representations or Purchaser Fundamental Representations; (ii) any claim pursuant to Section 10.2(2) or Section 10.3(2) relating to any failure to perform or fulfill any covenant on the part of the Vendors or the Purchaser hereunder; (iii) any claim pursuant to Section 10.2(3) or Section 10.2(5); or (iv) any indemnifiable Damages suffered by, imposed upon or asserted against the Purchaser Indemnified Persons or the Vendor Indemnified Persons, as applicable, resulting from or arising out of the fraud, willful misconduct or intentional misrepresentation of the Indemnifying Party; provided that, in each case of (i) through (iv), (A) no Vendor shall be liable for indemnification for any amount with respect to such matters in excess of such Vendor’s Pro Rata Portion; and (B) the Purchaser Parties shall not be liable for indemnification for any amount with respect to such matters in excess of the Purchase Price.

(4)	The Purchaser Indemnified Persons shall not be entitled to recover any Damages pursuant to Section 10.2 if such Damages solely arose or resulted from (or to the extent such Damages were exacerbated by) an investigation (including any environmental sampling or analysis), inquiry or report to a third Person, including a Governmental Entity, by or at the direction of any Purchaser Indemnified Person, in each case, which was not required by Law.

(5)	The amount of any Damages subject to indemnification under this Article 10 shall be calculated net of any Tax benefit reasonably realizable by the Indemnified Person from the incurrence or payment of such Damages.

(6)	No claims for Taxes may be claimed by the Purchaser Parties to the extent that such Taxes have been reflected or accrued or reserved for in the Actual Closing Working Capital and reflected in the Purchase Price as finally determined pursuant to this Agreement.

(7)	Notwithstanding anything contrary in this Agreement or any other agreement, the Purchaser Parties shall not have any right to indemnification under this Agreement with respect to Taxes to the extent such Taxes: (a) result solely from transactions or actions taken by the Purchaser Parties or any of their respective Affiliates after the Closing (including any of the Group Companies); (b) are imposed on or with respect to any Group Company with respect to any period (or portion thereof) other than a Pre-Closing Tax Period; or (c) result from or arise solely in connection with a breach or non-fulfillment of any representation, warranty, covenant or agreement contained in this Agreement by the Purchaser Parties or any of their respective Affiliates.

Section 10.5	Notification.

(1)	If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person will promptly, and in any event within 10 Business Days, deliver to the Indemnifying Party a notice in writing (a “Notice of Claim”) to notify the Indemnifying Party of the Third Party Claim. The Notice of Claim must specify in reasonable detail the identity of the Person making the Third Party Claim and, to the extent known, the nature of the Damages and the estimated amount needed to investigate, defend, remedy or address the Third Party Claim.

(2)	If an Indemnified Person becomes aware of a Direct Claim, the Indemnified Person will promptly, and in any event within 10 Business Days, deliver to the Indemnifying Party a Notice of Claim to notify the Indemnifying Party of the Direct Claim.

(3)	Delivery of a Notice of Claim with respect to a Direct Claim or a Third Party Claim by an Indemnified Person to an Indemnifying Party under this Section 10.5 is assertion of a claim for indemnification against the Indemnifying Party under this Agreement. Upon receipt by the Indemnifying Party of such Notice of Claim, the provisions of Section 10.8 will apply to any Third Party Claim and the provisions of Section 10.7 will apply to any Direct Claim.

Section 10.6	Limitation Periods.

Notwithstanding the provisions of the Limitations Act, 2002 (Ontario) or any other statute, a proceeding or arbitration in respect of a claim for indemnification or otherwise arising from any breach or inaccuracy of any representation or warranty in this Agreement may be commenced on or before the first anniversary of the date on which the Indemnifying Party received a Notice of Claim pursuant to Section 10.5; provided, that the Indemnifying Party received the Notice of Claim prior to the end of the applicable time period specified in Section 10.1. Any applicable limitation period is extended or varied to the full extent permitted by Law to give effect to this Section 10.6.

Section 10.7	Direct Claims.

(1)	Following receipt of a Notice of Claim with respect to a Direct Claim, the Indemnifying Party has 60 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Person shall make available to the Indemnifying Party the information relied upon by the Indemnified Person to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request.

(2)	If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Person within the 60 day period specified in Section 10.7(1). The dispute notice must describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the 30 day period immediately following receipt of a dispute notice by the Indemnified Person, the Indemnifying Party and the Indemnified Person shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Person fail to resolve the dispute within that 30 day time period, the Indemnified Person is free to pursue all rights and remedies available to it, subject to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 60 day period specified in Section 10.7(1), the Indemnifying Party is deemed to have rejected the Direct Claim, in which event the Indemnified Person is free to pursue all rights remedies available to it, subject to this Agreement.

Section 10.8	Procedure for Third Party Claims.

(1)	Subject to the provisions of this Section 10.8, upon receiving a Notice of Claim with respect to a Third Party Claim (other than a Tax Claim which is subject to Article 6), the Indemnifying Party may participate in the investigation and defence of the Third Party Claim, and may also elect to assume the investigation and defence of the Third Party Claim.

(2)	In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 30 days of the Indemnifying Party’s receipt of the Notice of Claim with respect to the Third Party Claim.

(3)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a)	the Indemnifying Party will pay for all costs and expenses of the investigation and defence of the Third Party Claim, except that the Indemnifying Party will not, so long as the Indemnifying Party diligently conducts such defence, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim incurred by the Indemnified Person after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(b)	the Indemnifying Party will reimburse the Indemnified Person for all costs and expenses incurred by the Indemnified Person in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim.

(4)	If the Indemnified Person undertakes the investigation and defence of the Third Party Claim, the Indemnifying Party will not be bound by any determination of the Third Party Claim, or any compromise or settlement of the Third Party Claim, effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld, conditioned or delayed).

(5)	The Indemnifying Party will not be permitted to compromise and settle, or to cause a compromise and settlement, of a Third Party Claim without the prior written consent of the Indemnified Person (which consent may not be unreasonably withheld, conditioned or delayed), unless:

(a)	the terms of the compromise and settlement require only the payment of money for which the Indemnified Person is entitled to full indemnification under this Agreement; and

(b)	the Indemnified Person is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Person may have against the Person making the Third Party Claim; and

(c)	the Indemnified Person receives, as part of the compromise and settlement, a legally binding and enforceable release from any and all obligations or liabilities it may have with respect to the Third Party Claim.

(6)	The Indemnified Person and the Indemnifying Party agree to keep the other fully informed of the status of any Third Party Claim and any related proceedings. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Person will, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party or its representatives, on a timely basis, all documents, records and other materials in the possession, control or power of the Indemnified Person reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which of which it has elected to assume the investigation and defence. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

Section 10.9	Exclusion of Other Remedies.

Except as provided in this Section 10.9, following Closing, the indemnities provided in Section 10.2 and Section 10.3 constitute the only remedy of the Purchaser Indemnified Persons or the Vendor Indemnified Persons, respectively, against the Vendors or the Purchaser, respectively, in the event of any breach of a representation, warranty, covenant or agreement of such Parties or Party, as applicable, contained in this Agreement. Otherwise, the Parties may exercise their rights of termination in Section 9.1 (Termination) prior to Closing at any time. Notwithstanding the foregoing, the Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without requirement of posting a bond or other security). Except as set forth in this Section 10.9, each of the Parties expressly waives and renounces any other remedies whatsoever, whether at law or in equity, which it would otherwise be entitled to as against any other Party.

Section 10.10	One Recovery.

An Indemnified Person is not entitled to double recovery for any claims for indemnification or otherwise under this Agreement even though they may have resulted from the breach of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement. No Party has any liability or obligation with respect to any claim for indemnification or otherwise under this Agreement to the extent that such matter was reflected as an adjustment to the Purchase Price in Section 2.7.

Section 10.11	Duty to Mitigate.

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Person to mitigate any loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim for indemnification or otherwise under this Agreement can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Person shall take commercially reasonable steps to enforce such recovery, settlement or payment, and the amount of any Damages of the Indemnified Person will be reduced by the amount of insurance proceeds actually recoverable by the Indemnified Person.

Section 10.12	Adjustment to Purchase Price.

Any payment made by the Vendors as Indemnifying Parties pursuant to this Article 10 will constitute a dollar-for-dollar decrease of the Purchase Price, and any payment made by the Purchaser as an Indemnifying Party pursuant to this Article 10 will constitute a dollar-for-dollar increase of the Purchase Price.

Section 10.13	Tax Contests.

To the extent that there is any inconsistency between Article 6 (Tax Matters), on the one hand, and Section 10.6 (Limitation Periods), Section 10.7 (Direct Claims) and Section 10.8 (Procedure for Third Party Claims), on the other hand, relating to any Tax Contest or Tax Claim, the provisions of Article 6 shall govern to the extent of the inconsistency.

ARTICLE 11

POST-CLOSING COVENANTS

Section 11.1	Access to Books and Records.

For a period of 7 years from the Closing Date, or for such longer period as may be required by Law, the Purchaser Parties will retain all original books and records relating to the Group Companies existing on the Closing Date. So long as any such books and records are retained by the Purchaser Parties pursuant to this Agreement, the Vendors and their representatives have the right to inspect and to make copies (at the Vendors’ expense) thereof at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose, and without undue interference to the business operations of the Group Companies. The Purchaser Parties has the right to have their respective representatives present during any such inspection.

Section 11.2	Director and Officer Indemnification.

(1)	For a period of six years after the Closing Date, the Purchaser Parties shall not, and shall not permit any Group Company or, subject to this Section 11.2(1), any Group Company’s successor or assign by amalgamation or otherwise, to amend, repeal or modify any provision in any Group Company’s articles of incorporation or by-laws relating to the exculpation or indemnification of any current or former officer or director (unless required by Law), it being the intent of the Parties that the officers and directors of the Group Companies continue to be entitled to such exculpation and indemnification to the full extent of the Law. If any Group Company, or any Group Company’s successors or assigns (a) consolidates or amalgamates with, or merges into, any other Person, or (b) transfers all or substantially all of its properties and assets to any Person, then, in each such case, the Purchaser Parties shall cause proper provision to be made so that the successors and assigns of such Group Company shall expressly assume all of the obligations set forth in this Section 11.2. This Section 11.2 is intended for the benefit of, and is enforceable by, each current and former officer and director of the Group Companies, and his or her heirs, executors and representatives, as applicable, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by Contract or otherwise.

(2)	The Purchaser Parties shall cause each Group Company to purchase and maintain in effect beginning as of the Closing Date, and for a period of six years thereafter, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those individuals who are covered by such Group Company’s directors’ and officers’ liability insurance policies as of the date hereof or at the Closing with respect to matters occurring prior to the Closing; provided, that the cost of such “tail” policies shall not exceed 300% of the cost of the directors’ and officers’ liability policies currently in place for the Group Companies. Such “tail” policies shall provide coverage that is at least equal to the coverage provided under such Group Company’s current directors’ and officers’ liability insurance policies; provided, that any Group Company may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof, provided, that such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Closing Date.

Section 11.3	Further Assurances.

From time to time after the Closing Date, each Party will, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Shares to the Purchaser, and otherwise to carry out the intent of this Agreement.

ARTICLE 12

MISCELLANEOUS

Section 12.1	Notices.

(1)	Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each, a “Notice”) must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to the Vendors at:

Arias Resource Capital Management LP

201 S. Biscayne Blvd - 28th Floor

Miami, FL 33131 USA

Attention:	Alberto Arias, Patrick White and Alonso Checa
Email:	[Redacted - Personal Information]

-and-

GR Holding S.A.

Calle Independencia 452, Miraflores

Lima, Lima, Perú

Attention:	Ernesto Raffo and Alberto Pescetto
Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	Darin Renton and John Lee
Email:	[Redacted - Personal Information]

(b)	to the Purchaser Parties at:

Endeavour Silver Corp.

1130-609 Granville St.

Vancouver, BC V7Y 1G5

Attention:	Corporate Secretary
Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

1133 Melville St., Suite 3500

Vancouver, BC V6E 4E5

Attention:	Kathleen Keilty
Email:	[Redacted - Personal Information]

(2)	A Notice is deemed to be given and received: (a) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt), and otherwise on the next Business Day; or (b) on the date sent by email if sent prior to 4:00 p.m. Eastern time, and on the next Business Day if sent after 4:00 p.m. Eastern time. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 12.2	Time of the Essence.

Time is of the essence in this Agreement.

Section 12.3	Announcements.

No press release, public statement or announcement, or other public disclosure with respect to this Agreement or the transactions contemplated hereby may be made except with the prior written consent and joint approval of the Vendors and the Purchaser Parties, or if required by Law or a Governmental Entity. Where the public disclosure is required by Law or a Governmental Entity, the Party or Parties required to make the public disclosure will use its commercially reasonable efforts to obtain the approval of the Vendors and the Purchaser Parties, as applicable, as to the form, nature and extent of the disclosure.

Section 12.4	Third Party Beneficiaries.

Except as otherwise provided in Section 10.2 (Indemnification in Favour of the Purchaser Parties), Section 10.3 (Indemnification in Favour of the Vendors) and Section 11.2 (Director and Officer Indemnification), the Vendors and the Purchaser Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. Except for the Indemnified Persons, no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights granted by or under this Agreement to any Person that is not a Party, at any time and in any way whatsoever, without notice to or consent of that Person, including any Indemnified Person.

Section 12.5	Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby. The fees and expenses referred to in this Section 12.5 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 12.6	Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendors and the Purchaser Parties.

Section 12.7	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 12.8	Non-Merger.

Except as otherwise expressly provided in this Agreement, the representations, warranties, covenants and obligations of the Parties herein shall not merge on, and shall survive, the Closing.

Section 12.9	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions, except for the Confidentiality Agreement, which shall terminate and have no further force and effect upon the Closing pursuant to Section 5.3. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 12.10	Successors and Assigns.

(1)	This Agreement becomes effective only when executed by the Vendors and the Purchaser Parties. After that time, it is binding on and enures to the benefit of the Vendors, the Purchaser Parties and their respective successors and permitted assigns.

(2)	Except as provided in Section 12.10(1), neither this Agreement, nor any of the rights or obligations hereunder, may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Party or Parties, as applicable.

Section 12.11	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement, and the remaining provisions will remain in full force and effect.

Section 12.12	Governing Law.

(1)	This Agreement is governed by and will be interpreted and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 12.13	Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

VENDORS:

GR HOLDING S.A.		KOLPARC CANADA L.P., by its general
partner, ARIAS RESOURCE CAPITAL
GP II LTD

By:	(signed) “Ernesto Raffo Paine”	By:	(signed) “J. Alberto Arias”
	Name: Ernesto Raffo Paine		Name: J. Alberto Arias
	Title: Director		Title: Director

By:	(signed) “Alberto Pescetto Raffo”
Name: Alberto Pescetto Raffo
Title: Director

A-1

PURCHASER PARTIES:

ENDEAVOUR SILVER CORP.

By:	(signed) “Dan Dickson”
Name: Dan Dickson
Title: Chief Executive Officer

KOLPA CANADA LTD.

By:	(signed) “Dan Dickson”
Name: Dan Dickson
Title: President

Exhibit A

[Redacted – Commercially Sensitive Information - Purchase Price Allocation]

A-1

Exhibit B

[Redacted – Commercially Sensitive Information - Consents]

B-1

Exhibit C

[Redacted – Commercially Sensitive Information - Form of Escrow Agreement]

C-1

Exhibit D

[Redacted – Commercially Sensitive Information - Concessions]

D-1

Exhibit E

[Redacted – Commercially Sensitive Information – Calculations for Contingent Consideration]

E-1

Exhibit F

[Redacted – Commercially Sensitive Information – Independent Qualified Persons]

F-1

Exhibit G

[Redacted – Commercially Sensitive Information – Concessions]

G-1

Exhibit H

[Redacted – Commercially Sensitive Information – Concessions]

H-1

Exhibit I

[Redacted – Commercially Sensitive Information – Determination and Payment of Income Tax]

Exhibit J

[Redacted – Commercially Sensitive Information – Specific Indemnity]